
13001969




UNIVERSAL
ELECTRONICS

CONTROL TECHNOLOGY THAT KNOWS NO BOUNDARIES



# 2012
ANNUAL REPORT


PUTTING
YOU IN
CONTROL FOR
OVER 26 YEARS
UNIVERSAL
ELECTRONICS
PUTTING YOU IN CONTROL OF TECHNOLOGY


PUTTIIG YOU
IN C NTROL
UNIVERSAL
ELE TRONICS
CONTROL OF TECHNOLOGY

# PUTTING YOU IN CONTROL

UNIVERSAL
ELECTRONICS®
PUTTING YOU IN CONTROL OF TECHNOLOGY




UNIVERSAL
ELECTRONICS
PUTTING YOU IN CONTROL OF TECHNOLOGY

Universal Electronics Inc. is leading the way in defining the home entertainment control experience. Today UEI solutions are everywhere – in TVs, set-top boxes, game consoles, tablets, and smartphones, not to mention in nearly **one billion** traditional and advanced remote controls around the globe. In the complex world of home entertainment, we simply put consumers in control.

UEI is leading the way in bringing "usability and simplicity" to consumers with single button activity control– whether it is in your television, remote control, tablet, smartphone, or game console. As the control interface evolves, UEI is driving it every step of the way. When you think of the traditional remote control, think of UEI technology inside almost every part of your entertainment ecosystem. We are delivering new functionality, enhanced applications, and automated set-up to simplify the user experience. These are just a few reasons why UEI has been the industry leader for over 26 years, and we are just getting started. **This is why Universal Electronics control technology truly knows no boundaries.**

# OUR TECHNOLOGY IS UBIQUITOUS

UEI is defining what it means to be the global leader in wireless control technology for the connected home, not only for today's market, but for next generation products. We are developing control solutions that bring new functionality, enhanced applications, and automated set up to simplify the user's entertainment control experience.

UEI is truly a forward-thinking company. We stay ahead of industry trends, producing control innovations to match the evolution of home entertainment technologies. UEI delivers universal remote control solutions to the world's leading brands in subscription broadcast, television and other home entertainment devices, game consoles, and now mobile devices.

UEI also offers control technology directly to consumers through products and accessories under the OneForAll® brand available at retailers around the world.




UEI innovations are designed to benefit our entire product lineup of control solutions, not just our top of the line products.

In 2012 UEI shipped over 160 million control products with expectations to exceed that amount in 2013



# OUR SOLUTIONS KNOW SIMPLICITY

Consumers are looking for solutions and products that are easy to set up and easy to use. You want to be in charge of your home entertainment experience and create a home environment where you can escape life's complexities and share moments with family and friends. UEI builds on a deep understanding of people's needs and aspirations to create innovations that help achieve lifestyle ambitions.

In today's market, one of the biggest challenges is that technological progress comes to the consumer very often in a way that is too difficult to understand and even more difficult to experience. UEI is actively working to change this paradox with our products and solutions. We strive to make entertainment easier to access and more relevant to people's needs through use of the market-leading UEI QuickSet and Control Plus embedded software solutions.


Devices Found
UNIVERSAL ELECTRONICS

UEI has a commitment to creating solutions that not only simplify the control experience, but also completely automate it, putting the consumer truly "in control".

With previous versions of UEI QuickSet already integrated in living rooms across the globe, the latest version can automatically detect, setup, and program the remote to control home theater devices connected via HDMI.



# OUR TECHNOLOGY KNOWS CONTENT

Consumers now have more content choices than ever before. Thanks to the Internet, streaming content and video on demand is available on living room and dorm room TVs around the world. Various content providers are adding more to their already extensive libraries on a regular basis. Searching through and selecting from this vast content can be a tedious experience. To deliver the best consumer experience, UEI is integrating voice-based search, motion and gesture control, and a host of other advanced input technologies into user-friendly remote designs to enable users to easily sort through and select content quickly and accurately.



Content choices and access to content has rapidly grown in the last few years making finding and selecting content a challenge. UEI is actively addressing this challenge head-on by harnessing technology with consumer centered design solutions.

"The average American spends more than 41 hours each week engaging with content across all screens".
- Nielsen, December 2012


OUR
SOLUTIONS
KNOW
SMART
DEVICES

In an increasingly complex world, UEI's solutions put consumers in control of more devices, more content choices, and more interfaces simply and intuitively – on all smart devices ranging from smart TVs to game consoles to tablets and smartphones.

As a true full service provider, UEI's vision remains focused on the end consumer and on technology as an enabler. The number of households with multiple smart devices delivering IP-based over-the-top content is growing exponentially.

UEI develops and delivers embedded control software and hardware solutions that seamlessly integrate a universal control experience across various intelligent platforms. In 2012, UEI delivered embedded IR blaster technology and software into smartphones, tablets, game consoles, and other smart devices for some of the world's leading brands and continues to expand its offerings well into the future.


nevo
Guide
Menu
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Smartphones, tablets, and game consoles are quickly becoming an integral part of the home entertainment landscape and UEI is helping to integrate universal control as a key ingredient on these connected devices.

IDC predicts the worldwide smart connected device market will continue to surge, with annual shipments surpassing 2.2 billion units by 2017.

# OUR SOLUTIONS KNOW GLOBAL DIVERSITY

UEI continues to expand our global market share and maintain our presence as a global leader in control solutions. With employees, offices, design, and manufacturing services on almost every continent...
**Universal Electronics has it covered.**

## NORTH AMERICA

SANTA ANA, CALIFORNIA, USA
SAN MATEO, CALIFORNIA, USA
TWINSBURG, OHIO, USA

## With Strategically Located Offices Throughout The Globe UEI Has Reached True Global Coverage.

UEI maintains regional service centers and sales offices across the globe to service our growing global customer base.

## LATIN AMERICA

MANAUS, BRAZIL
SAO PAULO, BRAZIL

# EUROPE

ENSCHEDE, THE NETHERLANDS

# ASIA PACIFIC

BANGALORE, INDIA
HONG KONG, CHINA
PANYU, CHINA
YANGZHOU, CHINA
TOKYO, JAPAN

**SANTA ANA, CALIFORNIA, USA**
CORPORATE HEADQUARTERS
DESIGN AND DEVELOPMENT CENTER

**SAN MATEO, CALIFORNIA, USA**
ADVANCED ENGINEERING

**TWINSBURG, OHIO, USA**
NORTH AMERICAN CALL CENTER

**MANAUS, BRAZIL**
OPERATIONS AND MANUFACTURING

**SAO PAULO, BRAZIL**
REGIONAL SALES OFFICE

**ENSCHEDE, THE NETHERLANDS**
EUROPEAN AND RETAIL HEADQUARTERS

**BANGALORE, INDIA**
SOFTWARE DEVELOPMENT CENTER

**HONG KONG, CHINA**
ASIAN HEADQUARTERS
OPERATIONS AND MANUFACTURING HUB

**PANYU, CHINA**
MANUFACTURING AND ENGINEERING

**YANGZHOU, CHINA**
MANUFACTURING

**TOKYO, JAPAN**
REGIONAL SALES OFFICE



DEAR STOCKHOLDERS:

Throughout our 26 year history, we have built our reputation on the depth and breadth of our device control technology. In 2012, we proved the strength and versatility of our offerings through new and innovative applications into new and rapidly growing markets. Smart devices represent a large market opportunity for us as the introduction and adoption of smart TVs, tablets and smartphones continues to increase. In addition, these and other devices such as game consoles are evolving rapidly to include video broadcast content consumption and home control capabilities. The smartphone market alone is roughly triple the size of the market for TVs, with global shipments of approximately 700 million units worldwide in 2012.*

Our technology portfolio addresses this large and growing market. Our UEI QuickSet, Nevo for Smart Devices, and UEI Control Plus platforms transform smart devices into simple-to-use and intuitive universal remote controls that operate every entertainment device in the home regardless of brand or connection protocol.

UEI embedded technologies are already available in select tablets, and in 2012 we announced that LG selected UEI QuickSet technology for the Optimus Vu: II Q Remote app. The Q Remote, which launched in September 2012, uses our infrared blaster micro-control technology, along with QuickSet SDK for seamless set up and universal control. This technology transforms the LG smartphone into a comprehensive platform that controls all of the entertainment devices in the home, including set-top boxes, audio video equipment and other home appliances. With an array of embedded app technologies, we offer smartphone manufacturers a unique control solution that delivers the largest remote control protocol database to ensure compatibility with all of the consumer's home entertainment devices.

We are also implementing technologies with major game console brands like Nintendo, helping them move beyond traditional gaming features to become a more comprehensive entertainment system for the home. UEI QuickSet can help transform game devices, allowing consumers to quickly and easily access their content and switch to and control a variety of increasingly popular over-the-top services. During 2012, we worked with over 30 customers on integration of UEI QuickSet and currently have millions of deployments already in homes worldwide.

Another focus for UEI is a solution to mode and input confusion brought on by the variety of equipment in the home entertainment center. Consumers are frequently confused by which port their device is plugged into, which input the TV has to be on to view cable, satellite or other sources, and what mode the remote needs to be in to control a specific device. Put simply, if you have had your TV on to watch cable and faced a screen that read "HDMI 3" and no picture, or if you were watching your DVR and found your pause and fast-forward buttons didn't seem to work, then you know what we define as mode and input confusion.

To address this common issue for consumers, we recently announced the UEI Control Plus platform. The UEI Control Plus platform is a groundbreaking technology that enables a seamless, simplified home entertainment setup and control experience across AV devices, including tablets, smartphones, and other smart platforms.

UEI Control Plus combines traditional infrared control technology with emerging control protocols across Internet Protocol (IP) and HDMI with Consumer Electronics Control (CEC) to give users ultimate control of their AV equipment with the added benefit of no complicated setup or macro programming required.

We continue to grow our footprint in the global remote control market through our investment in delivering innovation that further enhances the consumer's home entertainment control experience.

In 2012 we continued to focus on expanding our position in new regions, winning new accounts and new business at major accounts in the exciting growth markets of Eastern Europe and Latin America. PayTV subscribers in Latin America are anticipated to reach 73.2 million by the end of 2016, up 68% from 2012** and in Eastern Europe subscribers are projected to reach 71 million by 2017, up 47% from 2011.***

2012 marked our 15th straight year of profitability, and we are well positioned to continue our success into the years ahead.

UEI continues to build on a deep understanding of our customer and consumer needs. Whether you believe the traditional universal remote control will continue to be a mainstay in people's homes, or if you believe people will increasingly integrate advanced devices such as smartphones and tablets into their TV watching habits, the fact is that the remote control technology is required for both and it is here to stay. We are confident our strong platform of products, dedicated associates, and relationships with key vendors and industry leading customers around the world will enable us to continue to earn a position as global leader in control technology, and we look forward to updating you on our progress.

Sincerely,



PAUL ARLING
Chairman and CEO

*Strategy Analytics, January 2013
**Dataxis, August 2012
***Digital TV Europe, April 2012


REVENUES
IN $ MILLIONS
$ 463.1 M
2009
2010
2011
2012


EARNINGS PER SHARE**
$ 1.27*
$ 1.55*
2009
2010
2011
2012

*In November of 2010, UEI acquired Hong Kong-based Enson Assets Limited and its subsidiaries, including China-based C.G. Development and C.G. Technologies, for a net purchase value of $110 million.

**Adjusted pro forma metrics (non GAAP)

FORWARD-LOOKING STATEMENTS: This Annual Report contains statements that may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. Forward-looking statements include but are not limited to any projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share repurchases other financial items; plans, strategies and objectives of management for future operations; expected developments relating to products or services; labor issues, particularly in Asia; future economic conditions or performance; pending claims or disputes; expectation or belief; and assumptions underlying any of the foregoing.

These forward-looking statements are based upon management's assumptions. While we believe the forward-looking statements made in this report are based upon reasonable assumptions, any assumption is subject to a number of risks and uncertainties. If these risks and uncertainties ever materialize and management's assumptions prove incorrect, our results may differ materially from those expressed or implied by these forward-looking statements and assumptions. Further, any forward-looking statement speaks only as of the date the statement is made. We are not obligated to update forward-looking statements to reflect unanticipated events or circumstances occurring after the date the statement was made. New factors emerge from time to time. It is not possible for management to predict or assess the impact of all factors on the business, or the extent they may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, forward-looking statements should not be relied upon as a prediction of actual future results.

Management assumptions that are subject to risks and uncertainties include those that are made about macroeconomic and geopolitical trends and events; foreign currency exchange rates; the execution and performance of contracts by customers, suppliers and partners; the challenges of managing asset levels, including inventory; the difficulty of aligning expense levels with revenue changes; the outcome of pending legislation and accounting pronouncements; and other risks described in our 2012 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") as well as those described in our SEC filings subsequent to this report.

# BUSINESS

## BUSINESS OF UNIVERSAL ELECTRONICS INC.

Universal Electronics Inc. ("UEI") was incorporated under the laws of Delaware in 1986 and began operations in 1987. The principal executive offices are located at 201 E. Sandpointe Avenue, 8th Floor, Santa Ana, California 92707. As used herein, the terms "we", "us" and "our" refer to UEI and its subsidiaries unless the context indicates to the contrary.

Additional information regarding UEI may be obtained at www.uei.com. We make our periodic and current reports, together with amendments to these reports, available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The SEC maintains a website at www.sec.gov that contains the reports, proxy and other information that we file electronically with the SEC.

## BUSINESS SEGMENT

### Overview

Universal Electronics Inc. develops and manufactures a broad line of pre-programmed universal wireless remote control products, audio-video accessories, and software that are marketed to enhance home entertainment systems. Our offerings include the following:

- easy-to-use, pre-programmed universal infrared ("IR") and radio frequency ("RF") remote controls that are sold primarily to subscription broadcasting providers (cable, satellite and IPTV , original equipment manufacturers ("OEMs"), retailers, and private label customers;
- audio-video ("AV") accessories sold to consumers;
- integrated circuits, on which our software and universal device control database is embedded, sold primarily to OEMs, subscription broadcasting providers, and private label customers;
- intellectual property which we license primarily to OEMs, software development companies, private label customers, and subscription broadcasting providers; and
- software, firmware and technology solutions that can enable devices such as TVs, set-top boxes, stereos, smart phones, tablets, gaming controllers and other consumer electronic devices to wirelessly connect and interact with home networks and interactive services to deliver digital entertainment and information.

Our business is comprised of one reportable segment.

### Principal Products and Markets

Our principal markets include the subscription broadcasting, OEM, retail, and private label companies that operate in the consumer electronics market.

We provide subscription broadcasting providers, both domestically and internationally, with our universal remote control devices and integrated circuits, on which our software and device code database library is embedded. We also sell our universal remote control devices and integrated circuits, on which our software and device code database library is embedded, to OEMs that manufacture AV devices including digital set-top boxes.

For the years ended December 31, 2012, 2011, and 2010, our sales to DIRECTV and its sub-contractors collectively accounted for 16.9%, 12.2%, and 13.7% of our net sales, respectively. For the year ended December 31, 2011, our sales to Sony and its sub-contractors collectively accounted for 10.3% of our net sales. Our sales to Sony and its sub-contractors collectively did not exceed 10% of our net sales for the years ended December 31, 2012 and 2010. Our sales to Comcast Communications, Inc. and its sub-contractors collectively accounted for 12.9% of our net sales for the year ended December 31, 2010. Our sales to Comcast Communications, Inc. and its sub-contractors collectively did not exceed 10% of our net sales for the years ended December 31, 2012 and 2011. No other single customer accounted for 10% or more of our net sales in 2012, 2011, or 2010.

We continue to pursue further penetration of the more traditional OEM consumer electronics markets. Customers in these markets package our wireless control devices for resale with their AV home entertainment products. Growth in this market has been driven by the proliferation and increasing complexity of home entertainment equipment, emerging digital technology, multimedia and interactive internet applications, and the increasing number of OEMs.

We continue to place significant emphasis on expanding our sales and marketing efforts to subscription broadcasters and OEMs in Asia, Latin America and Europe. Our acquisition of Enson Assets Limited ("Enson") in November 2010 has enhanced our ability to compete in the OEM and subscription broadcasting markets, particularly in Asia. In addition, in 2010 we opened a new subsidiary in Brazil, which has allowed us to increase our reach and better compete in the Latin American subscription broadcast market. We plan to continue to add new sales and administrative people to support anticipated sales growth in these markets over the next few years.

Our One For All® brand name remote control and accessories sold within the international retail markets accounted for 10.3%, 9.3%, and 12.4% of our total net sales for the years ended December 31, 2012, 2011, and 2010, respectively. Throughout 2012, we continued our international retail sales and marketing efforts. Financial information relating to our international operations for the years ended December 31, 2012, 2011, and 2010 is included in "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA-Notes to Consolidated Financial Statements-Note 15".

**Intellectual Property and Technology**

We hold a number of patents in the United States and abroad related to our products and technology, and have filed domestic and foreign applications for other patents that are pending. We had a total of 236 and 223 issued and pending United States patents at the end of 2012 and 2011, respectively. The increase in the number of issued and pending patents in the United States resulted from 17 new patent filings, offset by our abandonment of 2 patents and the expiration of 2 patents.

Our patents have remaining lives ranging from approximately one to eighteen years. We have also obtained copyright registration and claim copyright protection for certain proprietary software and libraries of IR codes. Additionally, the names of many of our products are registered, or are being registered, as trademarks in the United States Patent and Trademark Office and in most of the other countries in which such products are sold. These registrations are valid for terms ranging up to 20 years and may be renewed as long as the trademarks continue to be used and are deemed by management to be important to our operations. While we follow the practice of obtaining patent, copyright and trademark registrations on new developments whenever advisable, in certain cases, we have elected common law trade secret protection in lieu of obtaining such other protection.

A key factor in creating products and software for control of entertainment devices is the device code database. Since our beginning in 1986, we have compiled an extensive device code database library that covers over 713,900 individual device functions and approximately 5,800 individual consumer electronic equipment brand names. Our library is regularly updated with device codes used in newly introduced AV devices. These device codes are captured directly from the remote control devices or the manufacturer's written specifications to ensure the accuracy and integrity of the database. Our universal remote control database is capable of controlling virtually all IR controlled set-top boxes, televisions, audio components, DVD players, and CD players, as well as most other infrared remote controlled home entertainment devices and home automation control modules worldwide and is growing to include IP control available on many latest generation devices. Our proprietary software and know-how permit us to offer a device code database that is more robust and efficient than similarly priced products of our competitors.

Our goal is to provide solutions that have a simple set-up. For many of our products, the consumer simply inputs a four-digit code for each device to be controlled. We continue to enhance our web-based EZ-RC™ Remote Control Setup Wizard application (which we first developed during 2007 ("EZ-RC™") and release additional products capable of connecting to it. EZ-RC™ built on our strategy of developing new products and technologies to further simplify remote control set-up. Once our wireless device is connected to a personal computer, our customers may utilize the EZ-RC™ graphical interface to fully program the remote control. Each remote control user may create their own personal profile on the device with their favorite channels, custom functions, and more.

UEI QuickSet is a firmware application that is currently embedded in millions of devices globally. UEI QuickSet may be embedded in an AV device, set-top box, or other host device for a universal remote control. UEI QuickSet enables universal remote control set-up using guided on-screen instructions and a wireless two-way communication link between the remote and the UEI QuickSet embedded device. The two-way connection allows device code data and configuration settings to be sent to the remote control from the device and greatly simplifies the universal remote control set up process and can enable other time saving features. The latest version of UEI QuickSet utilizes data transmitted over HDMI to automatically detect a connected device and then determine and download the correct code into the remote control without the need for the user to enter any additional information. The user does not need to know the brand or model number to setup the device in the remote. Any compatible new device that is connected is recognized. Consumers can easily and quickly set up their remotes to control multiple devices almost effortlessly.

Smart devices are becoming a more prevalent part of the home entertainment experience, and UEI offers several solutions to enable entertainment device control with a smart phone, tablet or smart TV. In its smart device control solutions, UEI offers all of the elements needed for device control from the micro IR blaster chip to the IR database to the user interface for the touchscreen. Nevo is a universal control application solution for tablets and smart phones that UEI has released and that is currently available for download at Google Play and the Apple App Store. In 2012, LG and other major mobile phone and tablet manufacturers added a variety of UEI device control solutions to their products.

**Methods of Distribution**

Our distribution methods for our remote control devices are dependent on the sales channel. We distribute remote control devices directly to subscription broadcasters and OEMs, both domestically and internationally. Outside of North America, we sell our wireless control devices and AV accessories under the One For All® and private label brand names to retailers through our international subsidiaries. We utilize third-party distributors for the retail channel in countries where we do not have subsidiaries.

We have developed a broad portfolio of patented technologies and the industry's leading database of IR and RF codes. We ship integrated circuits, on which our software and code database is embedded, directly to manufacturers for inclusion in their products. In addition, we license our software and technology to manufacturers. Licenses are delivered upon the transfer of a product master or on a per unit basis when the software or technology is used in a customer device.

We provide domestic and international consumer support to our various universal remote control marketers, including manufacturers, cable and satellite providers, retail distributors, and audio and video OEMs through our live and automated call centers. We also make available a web-based support resource, www.urcsupport.com, designed specifically for subscription broadcasters. This solution offers videos and online tools to help users easily set up their universal remote, and as a result reduce call volume at customer support centers. Additionally, the UEI Technical Supports Services call center provides customer interaction management services from service and support to retention. Services include pre-repair calls, post-install surveys, and inbound calls for cable customers to provide greater bottom-line efficiencies.

Our twenty-four international subsidiaries are the following:

- Universal Electronics B.V., established in the Netherlands;
- One For All GmbH, established in Germany;
- One for All Iberia S.L., established in Spain;
- One For All UK Ltd., established in the United Kingdom;
- One For All Argentina S.R.L., established in Argentina;
- One For All France S.A.S., established in France;
- Universal Electronics Italia S.R.L. established in Italy;
- UE Singapore Pte. Ltd., established in Singapore;
- UEI Hong Kong Pte. Ltd., established in Hong Kong;
- UEI Electronics Pte. Ltd., established in India;
- UEI Cayman Inc., established in the Cayman Islands;
- UEI Hong Kong Holdings Co. Pte. Ltd., established in Hong Kong;
- Universal Electronics (Shenzhen) LLC., established in the People's Republic of China ("PRC");
- UEI Brasil Controles Remotos Ltda., established in Brazil;
- Enson Assets Ltd., established in the British Virgin Islands;
- C.G. Group Ltd., established in the British Virgin Islands;
- C.G. Development Ltd., established in Hong Kong;
- Gemstar Technology (China) Co. Ltd., established in the PRC;
- Gemstar Technology (Yangzhou) Co. Ltd., established in the PRC;
- Gemstar Technology (Qinzhou) Co. Ltd., established in the PRC;
- C.G. Technology Ltd., established in Hong Kong;

- Gemstar Polyfirst Ltd., established in Hong Kong;
- C.G. Timepiece Ltd., established in Hong Kong;
- C.G. Asia Ltd., established in the British Virgin Islands.

## RAW MATERIALS AND DEPENDENCE ON SUPPLIERS

We utilize our own manufacturing plants and third-party manufacturers and suppliers primarily located within the PRC to produce our remote control products. In 2012, no single supplier provided more than 10% of our total inventory purchases. In 2011, Samsung provided 10.2% of our total inventory purchases. In 2010, Samsung and Computime each provided more than 10% of our total inventory purchases. They collectively provided 34.2% of our total inventory purchases for 2010.

Even though we own and operate two factories in the PRC and one assembly plant in Brazil, we continue to evaluate additional contract manufacturers and sources of supply. During 2012, we utilized multiple contract manufacturers and maintained duplicate tooling for certain of our products. Where possible we utilize standard parts and components, which are available from multiple sources. We continually seek additional sources to reduce our dependence on our integrated circuit suppliers. To further manage our integrated circuit supplier dependence, we include flash microcontroller technology in most of our products. Flash microcontrollers can have shorter lead times than standard microcontrollers and may be reprogrammed, if necessary. This allows us flexibility during any unforeseen shipping delays and has the added benefit of potentially reducing excess and obsolete inventory exposure. This diversification lessens our dependence on any one supplier and allows us to negotiate more favorable terms.

## SEASONALITY

Historically, our business has been influenced by the retail sales cycle, with increased sales in the second half of the year. We expect this pattern to be repeated during 2013.

See "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 22" for further details regarding our quarterly results.

## COMPETITION

Our principal competitors in the subscription broadcasting market are Contec, Philips Consumer Electronics, and Universal Remote Control. In the international retail and private label markets for wireless controls we compete with Logitech, Philips Consumer Electronics, Ruwido and Sony, as well as various manufacturers of wireless controls in Asia. Our primary competitors in the OEM market are the original equipment manufacturers themselves and wireless control manufacturers in Asia. We compete against Logitech, Philips Consumer Electronics, Ruwido, SMK, Universal Remote Control, and various manufacturers in Asia in the IR database market. We compete in our markets on the basis of product quality, features, price, intellectual property and customer support. We believe that we will need to continue to introduce new and innovative products to remain competitive and to recruit and retain competent personnel to successfully accomplish our future objectives.

## ENGINEERING, RESEARCH AND DEVELOPMENT

During 2012, our engineering efforts focused on the following:

- broadening our product portfolio;
- modifying existing products and technologies to improve features and lower costs;
- formulating measures to protect our proprietary technology and general know-how;
- improving our software so that we may pre-program more codes into our memory chips;
- simplifying the set-up and upgrade process for our wireless control products; and
- updating our library of device codes to include codes for new features and devices introduced worldwide.

During 2012, our advanced engineering efforts focused on further developing our existing products, services and technologies. We released software updates to our web-based EZ-RC™ application as well as our embedded UEI QuickSet application, and we kicked off new development projects for emerging RF technologies, such as RF4CE, Bluetooth and Wi-Fi Direct. We also continued work on a Modular Remote Framework ("MoRF") tool to support flexible portability of our software solutions to existing and future silicon platforms. Additionally, we released several new products in our subscription broadcast, OEM and consumer retail channels during 2012.

Our personnel are involved with various industry organizations and bodies, which are in the process of setting standards for IR, RF, power line, telephone and cable communications and networking in the home. There can be no assurance that any of our research and development projects will be successfully completed.

Our expenditures on engineering, research and development were:

| (in millions): | 2012 | 2011 | 2010 |
|---|---|---|---|
| Research and development | $ 14.2 | $ 12.3 | $ 10.7 |
| Engineering [1] | 8.6 | 9.8 | 9.5 |
| Total engineering, research and development | $ 22.8 | $ 22.1 | $ 20.2 |

(1) Engineering costs are included in SG&A.

## ENVIRONMENTAL MATTERS

Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and laws restricting the presence of certain substances in electronics products. We may incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products.

We may also face significant costs and liabilities in connection with product take-back legislation. The European Union enacted the Waste Electrical and Electronic Equipment Directive ("WEEE"), which makes producers of electrical goods, including computers and printers, financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Our European subsidiaries are WEEE compliant. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, PRC and Japan.

We believe that we have materially complied with all currently existing international and domestic federal, state and local statutes and regulations regarding environmental standards and occupational safety and health matters to which we are subject. During the years ended December 31, 2012, 2011 and 2010, the amounts incurred in complying with federal, state and local statutes and regulations pertaining to environmental standards and occupational safety and health laws and regulations did not materially affect our earnings or financial condition. However, future events, such as changes in existing laws and regulations or enforcement policies, may give rise to additional compliance costs that may have a material adverse effect upon our capital expenditures, earnings or financial condition.

## EMPLOYEES

At December 31, 2012, we employed 1,807 employees, of which 445 worked in engineering and research and development, 78 in sales and marketing, 112 in consumer service and support, 951 in operations and warehousing and 221 in executive and administrative functions. In addition, Enson has an additional 6,762 staff contracted through agency agreements.

Labor unions represent approximately 4.6% of our 1,307 employees. These unionized workers, employed within Manaus, Brazil, are represented under contract with the Sindicato dos Trabalhadores das Industrias de Aparelhos Eléctricos, Eletrônicos e Similares de Manaus. Our business units are subject to various laws and regulations relating to their relationships with their employees. These laws and regulations are specific to the location of each business unit. We believe that our relationships with employees and their representative organizations are good.

## INTERNATIONAL OPERATIONS

Financial information relating to our international operations for the years ended December 31, 2012, 2011 and 2010 is incorporated by reference to "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 15".

## EXECUTIVE OFFICERS OF THE REGISTRANT[1]

The following table sets forth certain information concerning our executive officers on March 14, 2013:

| Name | Age | Position |
|---|---|---|
| Paul D. Arling | 50 | Chairman of the Board and Chief Executive Officer |
| Paul J.M. Bennett | 57 | Executive Vice President, Managing Director, Europe |
| Mark S. Kopaskie | 55 | Executive Vice President, General Manager U.S. Operations |
| Richard A. Firehammer, Jr. | 55 | Senior Vice President, General Counsel and Secretary |
| Bryan M. Hackworth | 43 | Senior Vice President and Chief Financial Officer |

(1) Included pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

Paul D. Arling is our Chairman and Chief Executive Officer. He joined us in May 1996 as Chief Financial Officer and was named to our Board of Directors in August 1996. He was appointed President and COO in September 1998, was promoted to Chief Executive Officer in October 2000 and appointed as Chairman in July 2001. At the 2012 Annual Meeting of Stockholders, Mr. Arling was re-elected as our Chairman to serve until the 2013 Annual Meeting of Stockholders. From 1993 through May 1996, he served in various capacities at LESCO, Inc. (a manufacturer and distributor of professional turf care products). Prior to LESCO, he worked for Imperial Wall coverings (a manufacturer and distributor of wall covering products) as Director of Planning, and The Michael Allen Company (a strategic management consulting company) where he was employed as a management consultant.

Paul J.M. Bennett is our Executive Vice President and Managing Director, Europe. He was our Managing Director and Senior Vice President, Managing Director, Europe from July 1996 to December 2006. He was promoted to his current position in December 2006. Prior to joining us, he held various positions at Philips Consumer Electronics over a seven year period, first as Product Marketing Manager for the Accessories Product Group, initially set up to support Philip's Audio division, and then as head of that division.

Mark S. Kopaskie is our Executive Vice President and General Manager, U.S. Operations. He rejoined us in September 2006 as our Senior Vice President and General Manager, U.S. Operations and was promoted to his current position in December 2006. He was our Executive Vice President and Chief Operating Officer from 1995 to 1997. From 2003 until November 2005, Mr. Kopaskie was President and Chief Executive Officer of Packaging Advantage Corporation (PAC), a personal care and household products manufacturer, which was acquired by Marietta Corporation in November 2005. Following the acquisition, he served as Senior Vice President, Business Development for Marietta Corporation. From 1997 to 2003, he held senior management positions at Birdair Inc., a world leader in the engineering, manufacturing, and construction of tensioned membrane structures, and OK International, a manufacturer and marketer of fluid dispensing equipment, solder and de-solder systems, and wire wrap products. Prior to joining us in 1995, Mr. Kopaskie was Senior Vice President of Operations at Mr. Coffee Inc.

Richard A. Firehammer, Jr., Esq. has been our Senior Vice President since February 1999. He has been our General Counsel since October 1993 and Secretary since February 1994. He was our Vice President from May 1997 until August 1998. He was outside counsel to us from September 1998 until being rehired in February 1999. From November 1992 to September 1993, he was associated with the Chicago, Illinois law firm, Shefsky & Froelich, Ltd. From 1987 to 1992, he was with the law firm, Vedder, Price, Kaufman & Kammholz in Chicago, Illinois.

Bryan M. Hackworth is our Senior Vice President and Chief Financial Officer. He was promoted to Chief Financial Officer in August 2006. Mr. Hackworth joined us in June 2004 as Corporate Controller and subsequently assumed the role of Chief Accounting Officer in May 2006. Before joining us in 2004, he spent five years at Mars, Inc., a privately held international manufacturer and distributor of consumer products and served in several financial and strategic roles (Controller — Ice Cream Division; Strategic Planning Manager for the WHISKAS ® Brand) and various other financial management positions. Prior to joining Mars Inc., Mr. Hackworth spent six years at Deloitte & Touche LLP as an auditor, specializing in the manufacturing and retail industries.

# RISK FACTORS

## FORWARD-LOOKING STATEMENTS

We caution that the following important factors, among others (including, but not limited to, factors discussed below in "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", as well as those factors discussed elsewhere in this Annual Report and in our Form 10-K filed with the SEC (or in our other reports filed from time to time with the SEC), may affect our actual results and may contribute to or cause our actual consolidated results to differ materially from those expressed in any of our forward-looking statements. The factors included here are not exhaustive. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We therefore caution you not to rely unduly on any forward-looking statements. The forward-looking statements in this report speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

While we believe that the forward-looking statements made in this report are based on reasonable assumptions, the actual outcome of such statements is subject to a number of risks and uncertainties, including the failure of our markets to continue growing and expanding in the manner we anticipated; the failure of our customers to grow and expand as we anticipated; the effects of natural or other events beyond our control, including the effects political unrest, war or terrorist activities may have on us or the economy; the economic environment's effect on us or our customers; the growth of, acceptance of and the demand for our products and technologies in various markets and geographical regions, including cable, satellite, consumer electronics, retail, and digital media and interactive technology; our inability to add profitable complementary products which are accepted by the marketplace; our inability to attract and retain a quality workforce at adequate levels in all regions of the world, and particularly Asia; our inability to continue to maintain our operating costs at acceptable levels through our cost containment efforts; our inability to continue selling our products or licensing our technologies at higher or profitable margins; our inability to obtain orders or maintain our order volume with new and existing customers; our inability to develop new and innovative technologies and products that are accepted by our customers; the possible dilutive effect our stock incentive programs may have on our earnings per share and stock price; our inability to continue to obtain adequate quantities of component parts or secure adequate factory production capacity on a timely basis; and other factors listed from time to time in our press releases and filings with the SEC.

### *Risks Related to Doing Business in the PRC*

Changes in the policies of the PRC government may have a significant impact upon the business we may be able to conduct in the PRC and the profitability of such business.

Our business operations may be adversely affected by the current and future political environment in the PRC. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy, through regulation and state ownership. Our ability to operate in the PRC may be adversely affected by changes in Chinese laws and regulations, including those relating to taxation, labor and social insurance, import and export tariffs, raw materials, environmental regulations, land use rights, property and other matters.

The PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Any changes in such PRC laws and regulations may harm our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. If the relevant authorities find that we are in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

- levying fines;
- revoking our business and other licenses;
- requiring that we restructure our ownership or operations; and
- requiring that we discontinue any portion or all of our business.

The fluctuation of the Chinese Yuan Renminbi may harm your investment.

Under Chinese monetary policy, the Chinese Yuan Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This policy, which was initiated during 2005, has resulted in an approximately 23.2% appreciation of the Chinese Yuan Renminbi against the U.S. dollar as of December 31, 2012. While the international reaction to the Chinese Yuan Renminbi revaluation has been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Chinese Yuan Renminbi against the U.S. dollar.

The PRC's legal and judicial system may not adequately protect our business and operations and the rights of foreign investors.

The PRC legal and judicial system may negatively impact foreign investors and are still rudimentary, with enforcement of existing laws inconsistent. In addition, the promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws may adversely affect foreign investors.

Availability of adequate workforce levels

Presently, the vast majority of workers at our PRC factories are obtained from third-party employment agencies. As the labor laws, social insurance and wage levels continue to mature and grow and the workers become more sophisticated, our costs to employ these and other workers in the PRC may grow beyond that anticipated by management. In addition, as the PRC market continues to open up and grow, with the advent of more companies opening plants and businesses in the PRC, we could experience an increase in competition for the same workers, resulting in either an inability to attract and retain an adequate number of qualified workers or an increase in our employment costs to obtain and retain these workers.

Expansion in the PRC

As our global business grows, we may decide to expand in China to meet demand. This would be dependent on our ability to locate suitable facilities to support this expansion, to obtain the necessary permits and funding, to attract and retain adequate levels of qualified workers, and to enter into a long term land lease that is common in the PRC.

### *Risks Related to the Continued Financial and Economic Crisis and Recession and Severe Tightening in the Global Credit Markets*

General economic conditions, both domestic and international, have an impact on our business and financial results. The ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit and equity markets. This financial crisis may impact our business in a number of ways, including:

Potential deferment of purchases and orders by customers

Uncertainty about current and future global economic conditions may cause consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products may differ materially from our current expectations.

Customers' inability to obtain financing to make purchases from us and/or maintain their business

Some of our customers require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products may adversely impact our financial results. In addition, if the financial crisis results in insolvencies for our customers, it may adversely impact our financial results.

Potential impact on trade receivables

Credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, leading to higher than normal accounts receivable balances and longer DSOs. This may result in greater expense associated with collection efforts and increased bad debt expense.

Negative impact from increased financial pressures on third-party dealers, distributors and retailers

We make sales in certain regions of the world through third-party dealers, distributors and retailers. Although many of these third parties have significant operations and maintain access to available credit, others are smaller and more likely to be impacted by the significant decrease in available credit that has resulted from the current financial crisis. If credit pressures or other financial difficulties result in insolvency for these third parties and we are unable to successfully transition our end customers to purchase products from other third parties or from us directly, it may adversely impact our financial results.

Negative impact from increased financial pressures on key suppliers

Our ability to meet customers' demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Certain of our components are available only from a single source or limited sources. If certain key suppliers were to become capacity constrained or insolvent as a result of the financial crisis, it may result in a reduction or interruption in supplies or a significant increase in the price of supplies and adversely impact our financial results. In addition, credit constraints at key suppliers may result in accelerated payment of accounts payable by us, impacting our cash flow.

### *Dependence upon Key Suppliers*

During 2011, Samsung provided $29.1 million, or 10.2%, of our total inventory purchases. During 2010, Samsung and Computime each provided over 10% of our total inventory purchases. Purchases from these suppliers collectively amounted to $67.0 million, or 34.2%, of our total inventory purchases in 2010.

Most of the components used in our products are available from multiple sources. However, we have elected to purchase integrated circuits, used principally in our wireless control products, from primarily two sources. To reduce our dependence on our integrated circuits suppliers we continually seek additional sources. We maintain inventories of our integrated circuits, which may be used in part to mitigate, but not eliminate, delays resulting from supply interruptions.

We have identified alternative sources of supply for our integrated circuit, component parts, and finished goods needs; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. Any extended interruption, shortage or termination in the supply of any of the components used in our products, or a reduction in their quality or reliability, or a significant increase in prices of components, would have an adverse effect on our operating results, financial position and cash flows.

### *Disruption of Our Supply Chain May Have an Adverse Effect on Our Business, Financial Condition and Results of Operations*

Our ability, including manufacturing or distribution capabilities, and that of our suppliers, business partners and contract manufacturers, to make, move and sell products is critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire or explosion, terrorism, pandemics, strikes, or other reasons, may impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, may adversely affect our business, financial condition and results of operations, as well as require additional resources to restore our supply chain.

### *Dependence on Foreign Manufacturing*

Even after our acquisition of the factories in the PRC, third-party manufacturers located in the PRC continue to manufacture a portion of our products. Our arrangements with these foreign manufacturers are subject to the risks of doing business abroad, such as tariffs, environmental and trade restrictions, intellectual property protection and enforcement, export license requirements, work stoppages, political and social instability, economic and labor conditions, foreign currency exchange rate fluctuations, changes in laws and policies (including fiscal policies), and other factors, which may have a material adverse effect on our business, results of operations and cash flows. We believe that the loss of any one or more of our manufacturers would not have a long-term material adverse effect on our business, results of operations and cash flows, because numerous other manufacturers are available to fulfill our requirements; however, the loss of any of our major manufacturers may adversely affect our business, operating results, financial condition and cash flows until alternative manufacturing arrangements are secured.

*Potential Fluctuations in Quarterly Results*

We may from time to time increase our operating expenses to fund greater levels of research and development, sales and marketing activities, development of new distribution channels, improvements in our operational and financial systems and development of our customer support capabilities, and to support our efforts to comply with various government regulations. To the extent such expenses precede or are not subsequently followed by increased revenues, our business, operating results, financial condition and cash flows will be adversely affected.

In addition, we may experience significant fluctuations in future quarterly operating results that may be caused by many other factors, including demand for our products, introduction or enhancement of products by us and our competitors, the loss or acquisition of any significant customers, market acceptance of new products, price reductions by us or our competitors, mix of distribution channels through which our products are sold, product or supply constraints, level of product returns, mix of customers and products sold, component pricing, mix of international and domestic revenues, foreign currency exchange rate fluctuations and general economic conditions. In addition, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing or marketing decisions or acquisitions that may have a material adverse effect on our business, results of operations or financial condition. As a result, we believe period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

Due to all of the foregoing factors, it is possible that in some future quarters our operating results will be below the expectations of public market analysts and investors. If this happens the price of our common stock may be materially adversely affected.

*Dependence on Consumer Preference*

We are susceptible to fluctuations in our business based upon consumer demand for our products. In addition, we cannot guarantee that increases in demand for our products associated with increases in the deployment of new technology will continue. We believe that our success depends on our ability to anticipate, gauge and respond to fluctuations in consumer preferences. However, it is impossible to predict with complete accuracy the occurrence and effect of fluctuations in consumer demand over a product's life cycle. Moreover, we caution that any growth in revenues that we achieve may be transitory and should not be relied upon as an indication of future performance.

*Demand for Consumer Service and Support*

We have continually provided domestic and international consumer service and support to our customers to add overall value and to help differentiate us from our competitors. We continually review our service and support group and are marketing our expertise in this area to other potential customers. There can be no assurance that we will be able to attract new customers in the future.

In addition, certain of our products have more features and are more complex than others and therefore require more end-user technical support. In some instances, we rely on distributors or dealers to provide the initial level of technical support to the end-users. We provide the second level of technical support for bug fixes and other issues at no additional charge. Therefore, as the mix of our products includes more of these complex product lines, support costs may increase, which may have an adverse effect on our business, operating results, financial condition and cash flows.

*Dependence upon New Product Introduction*

Our ability to remain competitive in the wireless control and AV accessory products market will depend considerably upon our ability to successfully identify new product opportunities, as well as develop and introduce these products and enhancements on a timely and cost effective basis. There can be no assurance that we will be successful at developing and marketing new products or enhancing our existing products, or that these new or enhanced products will achieve consumer acceptance and, if achieved, will sustain that acceptance. In addition, there can be no assurance that products developed by others will not render our products non-competitive or obsolete or that we will be able to obtain or maintain the rights to use proprietary technologies developed by others which are incorporated in our products. Any failure to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, may have a material adverse effect on our operating results, financial condition and cash flows.

In addition, the introduction of new products may require significant expenditures for research and development, tooling, manufacturing processes, inventory and marketing. In order to achieve high volume production of any new product, we may have to make substantial investments in inventory and expand our production capabilities.

*Dependence on Major Customers*

The economic strength and weakness of our worldwide customers affect our performance. We sell our wireless control products, AV accessory products, and proprietary technologies to subscription broadcasters, original equipment manufacturers, and private label customers. We also supply our products to our wholly owned, non-U.S. subsidiaries and to independent foreign distributors, who in turn distribute our products worldwide, with Europe and Asia currently representing our principal foreign markets.

During the year ended December 31, 2012, we had sales to DIRECTV and its sub-contractors, that when combined, totaled 10% or more of our net sales. During the year ended December 31, 2011, we had sales to Sony and its sub-contractors and to DIRECTV and its sub-contractors, that when combined, each totaled 10% or more of our net sales. During the year ended December 31, 2010, we had sales to DIRECTV and its sub-contractors and to Comcast and its sub-contractors, that when combined, each exceeded 10% of our net sales. The loss of any of these customers or of any other key customer, either in the United States or abroad or our inability to maintain order volume with these customers, may have an adverse effect on our operating results, financial condition and cash flows.

*Change in Warranty Claim Costs*

We rely on third-party companies to service a large portion of our customer warranty claims. If the cost to service these warranty claims increases unexpectedly, or these outside services cease to be available, we may be required to increase our estimate of future claim costs, which may have a material adverse effect on our operating results, financial condition and cash flows.

*Outsourced Labor*

We continue to use outside resources to assist us in the development of some of our products and technologies. While we believe that such outside services will continue to be available to us, if they cease to be available, the development of these products and technologies may be substantially delayed, which may have a material adverse effect on our operating results, financial condition and cash flows.

*Competition*

Competition within the wireless control industry is based primarily on product availability, price, speed of delivery, ability to tailor specific solutions to customer needs, quality, and depth of product lines. Our competition is fragmented across our products, and, accordingly, we do not compete with any one company across all product lines. We compete with a variety of entities, some of which have greater financial resources. Our ability to remain competitive in this industry depends in part on our ability to successfully identify new product opportunities, develop and introduce new products and enhancements on a timely and cost effective basis, as well as our ability to successfully identify and enter into strategic alliances with entities doing business within the industries we serve. There can be no assurance that our product offerings will be, and/or remain, competitive or that strategic alliances, if any, will achieve the type, extent, and amount of success or business that we expect them to achieve. The sales of our products and technology may not occur or grow in the manner we expect, and thus we may not recoup costs incurred in the research and development of these products as quickly as we expect, if at all.

*Patents, Trademarks, and Copyrights*

The procedures by which we identify, document and file for patent, trademark, and copyright protection are based solely on engineering and management judgment, with no assurance that a specific filing will be issued, or if issued, will deliver any lasting value to us. Because of the rapid innovation of products and technologies that is characteristic of our industry, there can be no assurance that rights granted under any patent will provide competitive advantages to us or will be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries in which our products are or may be manufactured or sold may not offer protection on such products and associated intellectual property to the same extent that the United States legal system may offer.

In our opinion, our intellectual property holdings as well as our engineering, production, and marketing skills and the experience of our personnel are of equal importance to our market position. We further believe that our business is not materially dependent upon any single patent, copyright, trademark, or trade secret.

Some of our products include or use technology and/or components of third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of such products, we believe that, based upon past experience and industry practice, such licenses may be obtained on commercially reasonable terms; however, there can be no guarantee that such licenses may be obtained on such terms or at all. Because of technological changes in the wireless and home control industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible certain components of our products and business methods may unknowingly infringe upon the patents of others.

*Potential for Litigation*

As is typical in our industry and for the nature and kind of business in which we are engaged, from time to time various claims, charges and litigation are asserted or commenced by third parties against us or by us against third parties, arising from or related to product liability, infringement of patent or other intellectual property rights, breach of warranty, contractual relations or employee relations. The amounts claimed may be substantial, but they may not bear any reasonable relationship to the merits of the claims or the extent of any real risk of court awards assessed against us or in our favor.

*Risks of Conducting Business Internationally*

Risks of doing business internationally may adversely affect our sales, operations, earnings and cash flows due to a variety of factors, including, but not limited to:

- changes in a country or region's economic or political conditions, including inflation, recession, interest rate fluctuations, forced political actions or elections, coops, and actual or anticipated military conflicts;
- so called "Acts of God", such as hurricanes, earthquakes, tsunamis, and other natural disasters, man-made disasters, and the spread of contagious diseases, such as H1N1 Flu, Avian Flu, and SARS, in locations where we own, manage or operate our business;
- currency fluctuations affecting gross margins, particularly in the Euro, British Pound, Chinese Yuan Renminbi, Indian Rupee, Singapore dollar, Argentinian Peso, and Brazilian Real;
- longer accounts receivable cycles and financial instability among customers;
- trade regulations and procedures and actions affecting production, pricing and marketing of products;
- local labor conditions, customs, and regulations;
- changes in the regulatory or legal environment;
- differing technology standards or customer requirements;
- import, export or other business licensing requirements or requirements related to making foreign direct investments, which may affect our ability to obtain favorable terms for components or lead to penalties or restrictions;
- difficulties associated with repatriating cash generated or held abroad in a tax-efficient manner and changes in tax laws; and
- fluctuations in freight costs and disruptions at important geographic points of exit and entry.

*Our Brand Quality and Reputation*

Our business depends on the quality and reputation of our brands, and any deterioration in the quality or reputation of these brands may have an adverse impact on our market share, reputation, business, financial condition or results of operations. Events that may be beyond our control may affect the reputation of one or more of our properties or more generally impact the reputation of our brands. If the reputation or perceived quality of our brands declines, our market share, reputation, business, financial condition or results of operations may be affected.

*Failure to Maintain the Integrity of Internal or Customer Data May Result in Faulty Business Decisions, Operational Inefficiencies, Damage of Reputation and/or Subject Us to Costs, Fines, or Lawsuits*

Our business requires collection and retention of large volumes of internal and customer data, including personally identifiable information of our customers in various information systems that we maintain and in those maintained by third parties with whom we contract to provide services, including in areas such as human resources outsourcing, website hosting, and email marketing. We also maintain personally identifiable information about our employees. The integrity and protection of that customer, employee, and company data is critical to us. If that data is inaccurate or incomplete, we may make faulty decisions. Our customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment as well as the requirements imposed on us regarding such information, security and privacy is also increasingly demanding, in both the United States and other jurisdictions in which we operate. Our systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time in order to do so. Our information systems and records, including those we maintain with our service providers, may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee, or company data maintained by us or by a service provider may adversely impact our reputation and may result in remedial and other expenses, fines, or litigation. A breach in the security of our information systems or those of our service providers may lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

### *Effectiveness of Our Internal Control Over Financial Reporting*

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our Annual Report on Form 10-K our assessment of the effectiveness of our internal control over financial reporting. Furthermore, our independent registered public accounting firm is required to audit our internal control over financial reporting and separately report on whether it believes we maintain, in all material respects, effective internal control over financial reporting. Although we believe that we currently have adequate internal control procedures in place, we cannot be certain that future material changes to our internal control over financial reporting will be effective. If we cannot adequately maintain the effectiveness of our internal control over financial reporting, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action may adversely affect our financial results and the market price of our common stock.

### *Changes in Generally Accepted Accounting Principles*

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These principles are subject to revision and interpretation by various governing bodies, including the FASB and the SEC. A change in current accounting standards or their interpretation may have a significant adverse effect on our operating results, financial condition and cash flows.

### *Unanticipated Changes in Tax and Other Laws and Regulations*

Our business is subject to regulation under a wide variety of laws, regulations and policies in jurisdictions around the world. In response to the recent economic crisis and the recent recession, we anticipate that many of the jurisdictions in which we do business will continue to review tax and other revenue raising laws, regulations and policies, and any resulting changes may impose new restrictions, costs or prohibitions on our current practices and reduce our profits. In particular, governments may revise tax laws, regulations or official interpretations in ways that may have a significant impact on us, including modifications that could reduce the profits that we can effectively realize from our non-U.S. operations, or that may require costly changes to those operations, or the way in which they are structured. For example, most U.S. company effective tax rates reflect the fact that income earned and reinvested outside the United States is generally taxed at local rates, which are often much lower than U.S. tax rates. If changes in tax laws, regulations or interpretations significantly increase the tax rates on non-U.S. income, our effective tax rate may increase and our profits may be reduced. If such increases resulted from our status as a U.S. company, those changes may place us at a disadvantage to our non-U.S. competitors if those competitors remain subject to lower local tax rates.

In addition, from time to time, we are subject to tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges or other matters and assess additional taxes. We assess the likely outcomes of these audits in order to determine the appropriateness of the tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the actual outcomes of these audits may have a material impact on our financial condition, results of operations and cash flows. In addition, our effective tax rate in the future may be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. Furthermore, our tax provisions may be adversely affected as a result of any new interpretative accounting guidance related to accounting for uncertain tax positions.

### *Inability to Use Deferred Tax Assets*

We have deferred tax assets that we may not be able to use under certain circumstances. If we are unable to generate sufficient future taxable income in certain jurisdictions, or if there is a significant change in the actual effective tax rates or a significant change in the time period within which the underlying temporary differences become taxable or deductible, we may be required to increase our valuation allowances against our deferred tax assets resulting in an increase in our effective tax rate.

*Environmental Matters*

Many of our products are subject to various federal, state, local and international laws governing chemical substances in products, including laws regulating the manufacture and distribution of chemical substances and restricting the presence of certain substances in electronics products. In addition, many of these laws and regulations make producers of electrical goods responsible for collection, recycling, treatment and disposal of recovered products. As a result, we may face significant costs and liabilities in complying with these laws and any future laws and regulations or enforcement policies that may have a material adverse effect upon our operating results, financial condition, and cash flows.

*Leased Property*

We lease all of the properties used in our business. We can give no assurance that we will enter into new or renewal leases, or that, if entered into, the new lease terms will be similar to the existing terms or that the terms of any such new or renewal leases will not have a significant and material adverse effect on our operating results, financial condition and cash flows.

*Technology Changes in Wireless Control*

We currently derive substantial revenue from the sale of wireless remote controls based on IR and RF and other technologies. Other control technologies exist or may be developed that may compete with this technology. In addition, we develop and maintain our own database of IR and RF codes. There are competing IR and RF libraries offered by companies that we compete within the marketplace. The advantage that we may have compared to our competitors is difficult to measure. In addition, if other wireless control technology gains acceptance and starts to be integrated into home electronics devices currently controlled through our IR remote controllers, demand for our products may decrease, resulting in decreased operating results, financial condition, and cash flows.

*Failure to Recruit, Hire, and Retain Key Personnel*

Our ability to achieve growth in the future will depend, in part, on our success at recruiting, hiring, training, developing and retaining highly skilled engineering, managerial, operational, sales and marketing personnel. If our salary and benefits fail to stay competitive it may negatively impact our ability to hire and retain key personnel and we may experience low morale, inefficiency or internal control failures. The inability to recruit, hire, train, develop and retain qualified personnel, or the loss of any key personnel, may make it difficult to meet key objectives, such as timely and effective product introductions and also limit our ability to grow and expand our business.

*Change in Competition and Pricing*

Even with having our own factories located in the PRC, we will continue to rely on third-party manufacturers to build a portion of our universal wireless control products. Price is always an issue in winning and retaining business. If customers become increasingly price sensitive, new competition may arise from manufacturers who decide to go into direct competition with us or from current competitors who perform their own manufacturing. If such a trend develops, we may experience downward pressure on our pricing or lose sales, which may have a material adverse effect on our operating results, financial condition and cash flows.

*Transportation Costs; Impact of Oil Prices*

We ship products from our foreign manufacturers via ocean and air transport. It is sometimes difficult to forecast swings in demand or delays in production and, as a result, products may be shipped via air which is more costly than ocean shipments. We typically cannot recover the increased cost of air freight from our customers. Additionally, tariffs and other export fees may be incurred to ship products from foreign manufacturers to the customer. The inability to predict swings in demand or delays in production may increase the cost of freight which may have a material adverse effect on our product margins.

In addition, we have an exposure to oil prices due to the use of oil-based materials in our products, which are primarily the plastics and other components that we include in our finished products, the cost of delivery and freight, which would be passed on by the carriers that we use in the form of higher rates, political unrest in oil producing countries that may cause a cessation of production and/or delivery of oil resulting in higher costs. We record freight-in as a cost of sales and freight-out in operating expenses. Rising oil prices may have an adverse effect on cost of sales and operating expenses.

### *Proprietary Technologies*

We produce highly complex products that incorporate leading-edge technology, including hardware, firmware, and software. Firmware and software may contain bugs that may unexpectedly interfere with product operation. There can be no assurance that our testing programs will detect all defects in individual products or defects that may affect numerous shipments. The presence of defects may harm customer satisfaction, reduce sales opportunities, or increase returns. An inability to cure or repair such a defect may result in the failure of a product line, temporary or permanent withdrawal from a product or market, damage to our reputation, increased inventory costs, or product re-engineering expenses, any of which may have a material impact on our operating results, financial condition and cash flows.

### *Strategic Business Transactions*

We may, from time to time, pursue strategic alliances, joint ventures, business acquisitions, products or technologies ("strategic business transactions") that complement or expand our existing operations, including those that may be material in size and scope. Strategic business transactions involve many risks, including the diversion of management's attention away from day-to-day operations. There is also the risk that we will not be able to successfully integrate the strategic business transaction with our operations, personnel, customer base, products or technologies. Such strategic business transactions may also have adverse short-term effects on our operating results, and may result in dilutive issuances of equity securities, the incurrence of debt, and the loss of key employees. In addition, these strategic business transactions are subject to specific accounting guidelines that may adversely affect our financial condition, results of operations and cash flow.

### *Growth Projections*

Management has made the projections required for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America regarding future events and the financial performance of the company, including those involving:

- the benefits the company expects as a result of the development and success of products and technologies, including new products and technologies;
- the benefits expected by conducting business in Asian and Brazilian markets, without which, we may not be able to recover the costs we incur to enter into such markets;
- the recently announced new contracts with new and existing customers and new market penetrations;
- the expected continued growth in digital TVs, DVRs, PVRs and overall growth in the company's industry; and
- the effects we may experience due to the continued softness in worldwide markets driven by the current economic environment.

Actual events or results may be unfavorable to management's projections, which may have a material adverse effect on our projected operating results, financial condition and cash flows.

### *Delaware Law and Our Governing Corporate Documents Contain, and Our Board of Directors May Implement, Antitakeover Provisions that May Deter Takeover Attempts*

Under the Delaware business combination statute, a stockholder holding 15 percent or more of our outstanding voting stock may not acquire us without Board of Director consent for at least three years after the date the stockholder first held 15 percent or more of the voting stock. Our governing corporate documents also, among other things, require super-majority votes in connection with mergers and similar transactions. In addition, our Board of Directors may, without stockholder approval, implement other anti-takeover defenses, such as a stockholder's rights plan.

# SELECTED CONSOLIDATED FINANCIAL DATA

The information below is not necessarily indicative of the results of future operations and should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", and the Consolidated Financial Statements and notes thereto included in "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA", in order to further understand the factors that may affect the comparability of the financial data presented below.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (in thousands, except per share data) | 2012 | 2011 | 2010 | 2009 | 2008 |
| Net sales | $ 463,090 | $ 468,630 | $ 331,780 | $ 317,550 | $ 287,100 |
| Operating income | $ 26,202 | $ 26,576 | $ 21,301 | $ 21,947 | $ 20,761 |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 | $ 14,675 | $ 15,806 |
| Earnings per share: | | | | | |
| Basic | $ 1.11 | $ 1.34 | $ 1.10 | $ 1.07 | $ 1.13 |
| Diluted | $ 1.10 | $ 1.31 | $ 1.07 | $ 1.05 | $ 1.09 |
| Shares used in calculating earnings per share: | | | | | |
| Basic | 14,952 | 14,912 | 13,764 | 13,667 | 14,015 |
| Diluted | 15,110 | 15,213 | 14,106 | 13,971 | 14,456 |
| Cash dividend declared per common share | — | — | — | — | — |
| Gross margin | 28.8 % | 27.8 % | 31.3 % | 32.0 % | 33.5 % |
| Selling, general, administrative, research and development expenses as a % of net sales | 23.2 % | 22.1 % | 24.9 % | 25.1 % | 26.3 % |
| Operating margin | 5.6 % | 5.7 % | 6.4 % | 6.9 % | 7.2 % |
| Net income as a % of net sales | 3.6 % | 4.3 % | 4.6 % | 4.6 % | 5.5 % |
| Return on average assets | 4.4 % | 5.4 % | 5.0 % | 6.5 % | 7.3 % |

| | December 31, | | | | |
|---|---|---|---|---|---|
| (in thousands, except per share data) | 2012 | 2011 | 2010 | 2009 | 2008 |
| Working capital | $ 113,488 | $ 84,761 | $ 66,101 | $ 127,086 | $ 122,303 |
| Ratio of current assets to current liabilities | 2.0 | 1.7 | 1.4 | 3.1 | 3.0 |
| Total assets | $ 379,324 | $ 369,488 | $ 372,533 | $ 233,307 | $ 217,555 |
| Cash and cash equivalents | $ 44,593 | $ 29,372 | $ 54,249 | $ 29,016 | $ 75,238 |
| Stockholders' equity | $ 250,650 | $ 229,989 | $ 211,204 | $ 169,730 | $ 153,353 |
| Book value per share (1) | $ 16.74 | $ 15.55 | $ 14.13 | $ 12.40 | $ 11.24 |
| Ratio of liabilities to liabilities and stockholders' equity | 33.9 % | 37.8 % | 43.3 % | 27.3 % | 29.5 % |

(1) Book value per share is defined as stockholders' equity divided by common shares issued less treasury stock.

The comparability of information for 2012, 2011 and 2010 compared to prior years is affected by the acquisition of Enson during the fourth quarter of 2010. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 21" for further information.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and the related notes that appear elsewhere in this document.

## OVERVIEW

We develop and manufacture a broad line of pre-programmed universal remote control products, audio-video accessories, and software that are marketed to enhance home entertainment systems. Our customers operate in the consumer electronics market and include subscription broadcasters, OEMs, international retailers, private labels, and companies in the computing industry. We also sell integrated circuits, on which our software and IR code database, or library, is embedded, to OEMs that manufacture wireless control devices, cable converters or satellite receivers for resale in their products.

Since our beginning in 1986, we have compiled an extensive IR code library that covers over 713,900 individual device functions and approximately 5,800 individual consumer electronic equipment brand names. Our library is regularly updated with IR codes used in newly introduced AV devices. These IR codes are captured directly from the remote control devices or the manufacturer's written specifications to ensure the accuracy and integrity of the database. We believe that our universal remote control library contains device codes that are capable of controlling virtually all IR controlled set-top boxes, televisions, audio components, DVD players, and CD players, as well as most other infrared remote controlled home entertainment devices and home automation control modules worldwide.

We operate as one business segment. We have twenty-four subsidiaries located in Argentina, Cayman Islands, France, Germany, Hong Kong (6), India, Italy, the Netherlands, Singapore, Spain, Brazil, British Virgin Islands (3), People's Republic of China (4) and the United Kingdom.

To recap our results for 2012:

- Our net sales decreased 1.2% to $463.1 million for 2012 from $468.6 million for 2011.
- Our gross margin percentage improved from 27.8% in 2011 to 28.8% in 2012. This improvement was primarily due to an increase in units produced internally versus units produced by third-party manufacturers in 2012 when compared to 2011. In addition, in the third quarter of 2012, we received a lump-sum payment related to a confidential settlement and license agreement with Logitech. This lump-sum payment was recognized as revenue in the third quarter of 2012 (see "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 13").
- Operating expenses, as a percent of sales, increased from 22.1% in 2011 to 23.2% in 2012 primarily due to an increase in research and development costs in an effort to continue to develop new technologies and products. In addition, legal fees increased as a result of litigation efforts associated with protecting our patented technologies.
- Our 2012 operating income decreased 1.4% to $26.2 million for 2012 from $26.6 million for 2011. Our operating margin percentage of 5.6% in 2012 was approximately flat compared to 5.7% in 2011.

Our strategic business objectives for 2013 include the following:

- continue to develop industry-leading technologies and products with attractive gross margins in order to improve profitability;
- continue to increase our market share in new product categories, such as smart devices and game consoles;
- further penetrate the growing Asian and Latin American subscription broadcasting markets;
- acquire new customers in historically strong regions;
- increase our share with existing customers; and
- continue to seek acquisitions or strategic partners that complement and strengthen our existing business.

We intend for the following discussion of our financial condition and results of operations to provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from period to period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our consolidated financial statements.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, allowances for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and compensation expense. Actual results may differ from these judgments and estimates, and they may be adjusted as more information becomes available. Any adjustment may be significant and may have a material impact on our consolidated financial position or results of operations.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably may have been used, or if changes in the estimate that are reasonably likely to occur may materially impact the financial statements. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. In addition to the accounting policies mentioned below, see "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 2" for other significant accounting policies.

*Revenue recognition*

We recognize revenue on the sale of products when title of the goods has transferred, there is persuasive evidence of an arrangement (such as a purchase order from the customer), the sales price is fixed or determinable and collectability is reasonably assured.

We record a provision for estimated sales returns. The provision recorded for estimated sales returns and allowances is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. Actual returns and claims in any future period are inherently uncertain and thus may differ from our estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination. The allowance for sales returns balance at December 31, 2012 and 2011 was $1.0 million and $1.0 million, respectively.

We accrue for discounts and rebates on product sales in the same period as the related revenues are recorded based on our current expectations, after considering historical experience. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is estimated based on a variety of factors, including credit reviews, historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. Our historical reserves have been sufficient to cover losses from uncollectible accounts. However, because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates and may have a material effect on our consolidated financial position, results of operations and cash flows. We incurred $0.1 million, $0.3 million, and $0.9 million of bad debt expense in 2012, 2011, and 2010, respectively.

We also license our intellectual property including our patented technologies, trademarks, and database of infrared codes. When our license fees are paid on a per unit basis we record license revenue when our customers ship a product incorporating our intellectual property, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue for term license fees is recognized on a straight-line basis over the effective term of the license when we cannot reliably predict in which periods, within the term of the license, the licensee will benefit from the use of our patented inventions.

*Warranty*

We warrant our products against defects in materials and workmanship arising during normal use. We service warranty claims directly through our customer service department or contracted third-party warranty repair facilities. Our warranty periods range up to three years.

We estimate and recognize product warranty costs, which are included in cost of sales, as we sell the related products. Warranty costs are forecasted based on the best available information, primarily historical claims experience and the expected cost per claim. The costs we have incurred to service warranty claims have been minimal. However, actual claim costs may differ from the amounts estimated. If a significant product defect were to be discovered on a high volume product, our financial statements may be materially impacted.

*Inventories*

Our wireless remote control device, component part, and raw material inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method. We write-down our inventory for the estimated difference between cost and estimated market value based upon our best estimates of market conditions. We carry inventory in amounts necessary to satisfy our customers' inventory requirements on a timely basis. We continually monitor our inventory status to control inventory levels and write-down any excess or obsolete inventories on hand. Our total excess and obsolete inventory reserve on December 31, 2012 and 2011 was $2.0 million and $3.4 million, respectively, or 2.3% and 3.7%, respectively, of total inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required which may have a material impact on our financial statements. Such circumstances may include, but are not limited to, the development of new competing technology that impedes the marketability of our products or the occurrence of significant price decreases in our raw material or component parts, such as integrated circuits. Each percentage point change in the ratio of excess and obsolete inventory reserve to inventory would impact cost of sales by approximately $0.9 million.

*Business Combinations*

We are required to allocate the purchase price of acquired companies to the tangible and intangible assets and the liabilities assumed, as well as in-process research and development ("IPR&D"), based upon their estimated fair values. We engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant fair value estimates and assumptions, especially with respect to intangible assets. Management estimates the fair value of certain intangible assets by utilizing the following (but not limited to):

- future free cash flow from customer contracts, customer lists, distribution agreements, acquired developed technologies, trademarks, trade names and patents;
- expected costs to develop IPR&D into commercially viable products and cash flows from the products once they are completed;
- brand awareness and market position, as well as assumptions regarding the period of time the brand will continue to be used in our product portfolio; and
- discount rates utilized in discounted cash flow models.

Our estimates are based upon assumptions believed to be reasonable; however, unanticipated events or circumstances may occur which may affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

*Valuation of Long-Lived Assets and Intangible Assets*

We assess long-lived and intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Factors considered important which may trigger an impairment review, if significant, include the following:

- underperformance relative to historical or projected future operating results;
- changes in the manner of use of the assets;
- changes in the strategy of our overall business;
- negative industry or economic trends;
- a decline in our stock price for a sustained period; and
- a variance between our market capitalization relative to net book value.

If the carrying value of the asset is larger than its undiscounted cash flows, the asset is impaired. The impairment is measured as the difference between the net book value of the asset and the asset's estimated fair value. Fair value is estimated utilizing the assets projected discounted cash flows. In assessing fair value, we must make assumptions regarding estimated future cash flows, the discount rate and other factors.

### *Capitalized Software Development Costs*

At each balance sheet date, we compare the unamortized capitalized software development costs to the net realizable value of the related product. The amount by which the unamortized capitalized software development costs exceed the net realizable value of the related product is written off. The net realizable value is the estimated future gross revenues attributable to each product reduced by its estimated future completion and disposal costs. Any remaining amount of capitalized software development costs that have been written down are considered to be the cost for subsequent accounting purposes, and the amount of the write-down is not subsequently restored.

### *Goodwill*

We evaluate the carrying value of goodwill on December 31 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We have a single reporting unit. On December 31, 2012, we had goodwill of $30.9 million.

To evaluate whether goodwill is impaired, we conduct a two-step quantitative goodwill impairment test. In the first step we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting unit based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. To calculate the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is first allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized equal to the amount by which the carrying value of goodwill exceeds its implied fair value.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and the determination of appropriate market comparables. In addition, we make certain judgments and assumptions in determining our reporting units. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

### *Income Taxes*

We calculate our current and deferred tax provisions based on estimates and assumptions that may differ from the actual results reflected in our income tax returns filed during the subsequent year. We record adjustments based on filed returns when we have identified and finalized them, which is in the third and fourth quarters of the subsequent year for U.S. federal and state provisions, respectively.

We recognize deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize. We have considered future market growth, forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance and make a corresponding charge to earnings in the period in which we make such determination. Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. In order for us to realize our deferred tax assets we must be able to generate sufficient taxable income in the tax jurisdictions in which the deferred tax assets are located.

Our effective tax rate includes the impact of certain undistributed foreign earnings for which we have not provided U.S. taxes because we plan to reinvest such earnings indefinitely outside the United States. The decision to reinvest our foreign earnings indefinitely outside the United States is based on our projected cash flow needs as well as the working capital and long-term investment requirements of our foreign subsidiaries and our domestic operations. Material changes in our estimates of cash, working capital and long-term investment requirements in the various jurisdictions in which we do business may impact our effective tax rate.

We are subject to income taxes in the United States and foreign countries, and we are subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. However, our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges in accordance with the accounting for uncertainty in income taxes prescribed by U.S. GAAP. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgments and estimates.

We have recorded a liability for uncertain tax positions of $5.1 million at December 31, 2012. We believe that our reserve for uncertain tax positions, including related interest and penalties, is adequate. Our reserve for uncertain tax positions is primarily attributable to uncertainties concerning the tax treatment of our international operations, including the allocation of income among different jurisdictions, and any related interest. We review our reserves quarterly, and we may adjust such reserves due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, previously unavailable information obtained during the course of an examination, negotiations between tax authorities of different countries concerning our transfer prices, execution of advanced pricing agreements, resolution with respect to individual audit issues, the resolution of entire audits, or the expiration of statutes of limitations. The amounts ultimately paid upon resolution of audits may be materially different from the amounts previously included in our income tax expense and, therefore, may have a material impact on our operating results, financial position and cash flows.

### *Stock-Based Compensation*

We recognize the grant date fair value of stock-based compensation awards as expense, net of estimated forfeitures, in proportion to vesting during the requisite service period, which ranges from one to four years.

We determine the fair value of restricted stock awards utilizing the average of the high and low trade prices of our Company's shares on the date they were granted.

We have evaluated the available option pricing models and the assumptions we may utilize to estimate the grant date fair value of stock options granted to employees and directors. We have elected to utilize the Black-Scholes option pricing model. The assumptions utilized in the Black-Scholes model include risk-free interest rate, expected volatility, and expected life in years. Our risk-free interest rate over the expected term is equal to the prevailing U.S. Treasury note rate over the same period. As part of our assessment of possible expected volatility assumptions, management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. Therefore, we calculate the expected volatility of our common stock utilizing its historical volatility over a period of time equal to the expected term of the stock option. To determine our expected life assumption, we examined the historical pattern of stock option exercises in an effort to determine if there were any discernible patterns based on employee classification. From this analysis, we identified two classifications: (1) Executives and Board of Directors and (2) Non-Executives. Our estimate of expected life is computed utilizing historical exercise patterns and post-vesting behavior within each of the two identified classifications. See "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA - Notes to Consolidated Financial Statements- Note 16" for additional disclosure regarding stock-based compensation.

## RESULTS OF OPERATIONS

The following table sets forth our results of operations expressed as a percentage of net sales for the periods indicated.

| (in thousands) | Year Ended December 31, 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| Net sales | $ 463,090 | 100.0 % | $ 468,630 | 100.0 % | $ 331,780 | 100.0 % |
| Cost of sales | 329,653 | 71.2 | 338,569 | 72.2 | 227,931 | 68.7 |
| Gross profit | 133,437 | 28.8 | 130,061 | 27.8 | 103,849 | 31.3 |
| Research and development expenses | 14,152 | 3.1 | 12,267 | 2.6 | 10,709 | 3.2 |
| Selling, general and administrative expenses | 93,083 | 20.1 | 91,218 | 19.5 | 71,839 | 21.7 |
| Operating income | 26,202 | 5.6 | 26,576 | 5.7 | 21,301 | 6.4 |
| Interest income (expense), net | (151) | — | (270) | (0.1) | 34 | — |
| Other income (expense), net | (1,413) | (0.3) | (1,075) | (0.2) | 523 | 0.2 |
| Income before income taxes | 24,638 | 5.3 | 25,231 | 5.4 | 21,858 | 6.6 |
| Provision for income taxes | 8,085 | 1.7 | 5,285 | 1.1 | 6,777 | 2.0 |
| Net income | $ 16,553 | 3.6 % | $ 19,946 | 4.3 % | $ 15,081 | 4.6 % |

The comparability of information for 2012 and 2011 compared to 2010 is affected by the acquisition of Enson during the fourth quarter of 2010. See "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA - Notes to Consolidated Financial Statements - Note 21" for further information.

### YEAR ENDED DECEMBER 31, 2012 ("2012") COMPARED TO YEAR ENDED DECEMBER 31, 2011 ("2011")

*Net sales.* Net sales for 2012 were $463.1 million, a decrease of 1.2% compared to $468.6 million in 2011. Net income for 2012 was $16.6 million or $1.10 per diluted share compared to $19.9 million or $1.31 per diluted share in 2011.

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | $ (millions) | % of total | $ (millions) | % of total |
| Net sales: | | | | |
| Business | $ 410.9 | 88.7 % | $ 421.4 | 89.9 % |
| Consumer | 52.2 | 11.3 % | 47.2 | 10.1 % |
| Total net sales | $ 463.1 | 100.0 % | $ 468.6 | 100.0 % |

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were 89% of net sales in 2012 compared to 90% in 2011. Net sales in our Business lines in 2012 decreased by 2% to $410.9 million from $421.4 million in 2011. The prolonged sluggish global economy has had an adverse effect on television sales, which, in turn, directly affects our sales to consumer electronics companies. Partially offsetting the decrease in sales to consumer electronics companies is an increase in net sales within subscription broadcasting. Net sales in subscription broadcasting have remained strong in North America and have grown significantly, on a percentage basis, in Latin America, specifically Brazil.

Net sales in our Consumer lines (One For All® retail and private label) were 11% of net sales in 2012 compared to 10% in 2011. Net sales in our Consumer lines in 2012 increased by 11% to $52.2 million from $47.2 million in 2011. International retail sales increased 10% from $43.4 million in 2011 to $47.8 million in 2012 due primarily to increased sales in the U.K. and Latin America. In addition, North American retail sales increased $1.2 million, from $3.1 million to $4.3 million.

*Gross profit*. Gross profit in 2012 was $133.4 million compared to $130.1 million in 2011. Gross profit as a percent of sales increased to 28.8% in 2012 from 27.8% in 2011. This improvement is primarily due to an increase in units produced internally versus units produced by third-party manufacturers. Gross profit in 2012 was also positively affected by us entering into a licensing agreement with a customer in the gaming industry, as well as the signing of a long-term, confidential settlement and license agreement with Logitech. Compared to 2011, this favorability was partially offset by pricing pressure from customers.

*Research and development ("R&D") expenses*. R&D expenses increased 15% to $14.2 million in 2012 from $12.3 million in 2011. The increase is due to additional labor dedicated to general R&D activities in an effort to continue to develop new products and technologies.

*Selling, general and administrative ("SG&A") expenses*. SG&A expenses increased 2% to $93.1 million in 2012 from $91.2 million in 2011. Legal expenses increased by $1.3 million as a result of litigation costs related to protecting our intellectual property. Employee bonus expense increased by $3.2 million. Partially offsetting these expense increases was a $2.5 million favorable currency effect due primarily to the Euro weakening compared to the U.S. dollar.

*Interest income (expense), net*. Net interest expense was $0.2 million in 2012 compared to $0.3 million in 2011. The decrease in interest expense was due to lower credit needs during 2012, primarily as a result of positive operating cash flows which allowed for the paydown of debt associated with the 2010 acquisition of Enson.

*Other income (expense), net*. Net other expense was $1.4 million in 2012 compared to net other expense of $1.1 million in 2011. This increase was driven by a higher amount of foreign currency losses in 2012, driven by fluctuations in the foreign currency rates relating to the Argentinian Peso, Brazilian Real, Chinese Yuan Renminbi and Euro.

*Income tax expense*. Income tax expense was $8.1 million in 2012 compared to $5.3 million in 2011 and our effective tax rate was 32.8% in 2012 compared to 20.9% in 2011. The increase in our effective tax rate was due primarily to a $3.9 million ($2.6 million net of federal benefit) valuation allowance that we recorded in 2012 against our deferred tax assets related to California research and experimentation credits. At December 31, 2012, we believed it was more likely than not that these deferred tax assets would not be realized. In addition, as the result of a tax law change in China, approximately $0.6 million of deferred tax assets were no longer valid resulting in their write-down.

## YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010 ("2010")

*Net sales*. Net sales for 2011 were $468.6 million, an increase of 41.2% compared to $331.8 million in 2010. Net income for 2011 was $19.9 million or $1.31 per diluted share compared to $15.1 million or $1.07 per diluted share in 2010.

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | $ (millions) | % of total | $ (millions) | % of total |
| Net sales: | | | | |
| Business | $ 421.4 | 89.9 % | $ 282.9 | 85.3 % |
| Consumer | 47.2 | 10.1 % | 48.9 | 14.7 % |
| Total net sales | $ 468.6 | 100.0 % | $ 331.8 | 100.0 % |

Net sales in our Business lines (subscription broadcasting, OEM, and computing companies) were 90% of net sales in 2011 compared to 85% in 2010. Net sales in our Business lines in 2011 increased by 49% to $421.4 million from $282.9 million in 2010. This increase in net sales resulted primarily from the November 2010 acquisition of Enson, which added several significant customers and contributed $150.1 million of net sales to the Business category during 2011 compared to $25.0 million during 2010. Excluding the net sales from Enson, Business category sales increased by $13.4 million. This was primarily due to the increase of sales to the Latin America subscription broadcasting market and the acquisition of new domestic customers in our business category during 2011.

Net sales in our Consumer lines (One For All® retail, private label, custom installers, and direct import) were 10% of net sales in 2011 compared to 15% in 2011. Net sales in our Consumer lines in 2011 decreased by 4% to $47.2 million from $48.9 million in 2010. Net sales in North American retail decreased by $1.7 million, or 35%, from $4.8 million in 2010 to $3.1 million in 2011. In addition, our custom installer sales decreased by $2.2 million, from $2.9 million in 2010 to $0.7 million in 2011. Partially offsetting these decreases was a $2.2 million increase in international retail sales, from $41.2 million in 2010 to $43.4 million in 2011. The 2011 net sales in our Consumer lines were positively impacted by the strengthening of the Euro and the British Pound compared to the U.S. dollar, which resulted in an increase in net sales of approximately $1.3 million. Net of the favorable currency effect, international retail sales increased by $0.8 million due primarily to the analog to digital transition that took place in some European countries.

*Gross profit*. Gross profit in 2011 was $130.1 million compared to $103.8 million in 2010. Gross profit as a percent of sales decreased to 27.8% in 2011 from 31.3% in 2010, due primarily to our sales mix, as a higher percentage of our total sales was comprised of our lower margin Business category. This shift in sales composition was expected as a result of our acquisition of Enson, which sells exclusively within the Business category. In addition, during 2011, customers gravitated more towards our lower margin products which put downward pressure on our gross margin percentage.

*Research and development expenses*. R&D expenses increased 15% to $12.3 million in 2011 from $10.7 million in 2010. The increase was primarily due to additional labor dedicated to general research & development activities in an effort to continue to develop new technologies and products.

*Selling, general and administrative expenses*. SG&A expenses increased 27% to $91.2 million in 2011 from $71.8 million in 2010. The strengthening of the Euro compared to the U.S. dollar resulted in an increase of $1.2 million. Excluding the currency effect, SG&A expenses increased by $18.2 million, primarily due to an increase of $17.2 million of operating expenses from Enson, which included an increase of $2.1 million of intangible asset amortization during 2011. In addition, total wages increased by $0.9 million and our newly established operating entity in Brazil increased operating expenses by $1.8 million. Partially offsetting these increases was a reduction in bonus expense of $1.8 million.

*Interest income (expense), net*. We incurred $0.3 million of net interest expense in 2011 compared to $34 thousand of net interest income in 2010. The increase in interest expense was due to drawing on our line of credit during 2011.

*Other income (expense), net*. Net other expense was $1.1 million in 2011 compared to net other income of $0.5 million in 2010. The expense in 2011 was driven by foreign currency losses of $1.1 million whereas we experienced $0.6 million in foreign currency gains in 2010.

*Income tax expense*. Income tax expense was $5.3 million in 2011 compared to $6.8 million in 2010, and our effective tax rate was 20.9% in 2011 compared to 31.0% in 2010. The decrease in our effective tax rate was due primarily to a higher percentage of income earned in lower tax rate jurisdictions, the statute of limitations expiring during 2011 on certain tax positions recorded in the United States, and lower interest expense resulting from fewer uncertain tax positions.

## LIQUIDITY AND CAPITAL RESOURCES

*Sources and Uses of Cash*

| (In thousands) | Year ended December 31, 2012 | Increase (Decrease) | Year ended December 31, 2011 | Increase (Decrease) | Year ended December 31, 2010 |
|---|---|---|---|---|---|
| Cash provided by operating activities | $ 43,543 | $ 28,743 | $ 14,800 | $ (23,339) | $ 38,139 |
| Cash used for investing activities | (11,603) | 3,091 | (14,694) | 20,149 | (34,843) |
| Cash (used for) provided by financing activities | (17,578) | 8,691 | (26,269) | (49,544) | 23,275 |
| Effect of exchange rate changes on cash | 859 | (427) | 1,286 | 2,624 | (1,338) |

| | December 31, 2012 | Increase (Decrease) | December 31, 2011 |
|---|---|---|---|
| Cash and cash equivalents | $ 44,593 | $ 15,221 | $ 29,372 |
| Working capital | 113,488 | 28,727 | 84,761 |

Net cash provided by operating activities increased $28.7 million in 2012 when compared to 2011, driven largely by a $31.0 million improvement in cash flows associated with inventories. In 2011, there were two items that resulted in a permanent increase to our inventory levels. First, as a result of labor issues we previously experienced resulting from the Chinese New Year, as well as the fact that both of our factories located in China shut down for a week during the Chinese New Year holiday period, we made a conscious effort to increase our inventory levels during the latter half of the year in order to prevent supply issues. Second, in the second quarter of 2011, we altered our shipping terms with a significant customer that resulted in us holding title to inventories until shipments are received by this particular customer. The aforementioned items had an adverse effect on cash flows in 2011; however, for 2012, the higher inventory levels were already in the base year. Working capital changes in 2012 also included a $12.5 million increase in cash flows related to accounts payable and accrued expenses that was due primarily to payment timing related to fourth quarter inventory purchases and increased incentive compensation accruals, offset by a $12.1 million decrease in cash flows associated with accounts receivable that was driven primarily by year-end collection timing.

Net cash provided by operating activities in 2011 was $14.8 million compared to $38.1 million during 2010. Cash flows decreased by $25.5 million during 2011 due to increased inventories. In the second quarter of 2011, we altered our shipping terms with a significant customer that results in us holding title to inventories until the shipments are received by this particular customer. We also increased our investment in safety stock on certain products as a result of the timing of the Chinese New Year. In addition, cash inflows related to accounts receivable decreased $10.1 million, from $13.2 million in 2010 to $3.1 million in 2011 due primarily to net sales increasing from $102.5 million in the fourth quarter of 2010 to $117.6 million in the fourth quarter 2011. Partially offsetting these decreases to cash flow from operations was an increase to net income of $4.9 million and an increase in depreciation and amortization of $9.3 million. The increase in depreciation and amortization was a direct result of the acquisition of Enson Assets Limited.

Net cash used for investing activities during 2012 was $11.6 million compared to $14.7 million and $34.8 million of net cash used during 2011 and 2010, respectively. During 2012 and 2011, cash used for investing activities consisted of our investments in property, plant, and equipment as well as internally developed patents. During 2010, our $49.2 million time deposit investment matured, which was initially entered into during 2009. The cash proceeds from the time deposit were used to purchase Enson during 2010, which amounted to a $74.3 million cash outflow net of cash acquired. Please refer to "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Notes 7 and 21" for additional disclosure regarding our acquisition of Enson.

Net cash used for financing activities was $17.6 million during 2012 compared to net cash used for financing activities of $26.3 million during 2011 and net cash provided by financing activities of $23.3 million during 2010. During 2012, we made net debt payments of $16.4 million compared to $18.6 million in 2011. In 2010, we issued $41.0 million of debt in order to fund the acquisition of Enson, of which we repaid $9.8 million by December 31, 2010. Proceeds from stock option exercises were $2.2 million during 2012 compared to proceeds of $1.7 million and $2.0 million during 2011 and 2010, respectively. In addition, we purchased 200,847 shares of our common stock at a cost of $3.5 million during 2012, compared to 456,964 and 505,692 shares at a cost of $9.8 million and $10.1 million during 2011 and 2010, respectively. We hold these shares as treasury stock and they are available for reissue. Presently, except for using a minimal number of these treasury shares to compensate our outside board members, we have no plans to distribute these shares, although we may change these plans if necessary to fulfill our on-going business objectives.

From time to time, our Board of Directors authorizes management to repurchase shares of our issued and outstanding common stock. Repurchases may be made to manage dilution created by shares issued under our stock incentive plans or whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board. As of December 31, 2012, we had 869,063 shares available for repurchase under the Board's authorizations.

### *Contractual Obligations*

The following table summarizes our contractual obligations and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| (in thousands) | Total | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years |
| Contractual obligations: | | | | | |
| Operating lease obligations | $ 13,210 | $ 2,157 | $ 3,892 | $ 2,858 | $ 4,303 |
| Capital lease obligations | 93 | 20 | 40 | 33 | — |
| Purchase obligations[1] | 77,405 | 7,705 | 35,700 | 34,000 | — |
| Total contractual obligations | $ 90,708 | $ 9,882 | $ 39,632 | $ 36,891 | $ 4,303 |

(1) Purchase obligations primarily include contractual payments to purchase tooling assets and inventory.

### *Liquidity*

Historically, we have utilized cash provided from operations as our primary source of liquidity, as internally generated cash flows have been sufficient to support our business operations, capital expenditures and discretionary share repurchases. Our working capital needs have typically been greatest during the third and fourth quarters when accounts receivable and inventories increase in connection with the fourth quarter holiday selling season. We believe our current cash balances and anticipated cash flow to be generated from operations will be sufficient to cover cash outlays expected during 2013; however, because our cash is located in various jurisdictions throughout the world, we may at times need to borrow from our revolving line of credit until we are able to transfer cash among our various entities.

Our liquidity is subject to various risks including the market risks identified in the section entitled "QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK".

| | On December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash and cash equivalents | $ 44,593 | $ 29,372 | $ 54,249 |
| Total debt | — | 16,400 | 35,000 |
| Available borrowing resources | 55,000 | 18,000 | 33,766 |

Our cash balances are held in numerous locations throughout the world. The majority of our cash is held outside of the United States and may be repatriated to the United States but, under current law, would be subject to United States federal income taxes, less applicable foreign tax credits. Repatriation of some foreign balances is restricted by local laws. We have not provided for the United States federal tax liability on these amounts for financial statement purposes as this cash is considered indefinitely reinvested outside of the United States. Our intent is to meet our domestic liquidity needs through ongoing cash flows, external borrowings, or both. We utilize a variety of tax planning strategies in an effort to ensure that our worldwide cash is available in the locations in which it is needed.

On December 31, 2012, we had $2.7 million, $27.3 million, $9.4 million and $5.2 million of cash and cash equivalents in the United States, Asia, Europe, and South America, respectively. We attempt to mitigate our exposure to liquidity, credit and other relevant risks by placing our cash and cash equivalents with financial institutions we believe are high quality.

On October 2, 2012, we entered into an Amended and Restated Credit Agreement ("Amended Credit Agreement") with U.S. Bank National Association ("U.S. Bank"). Under the Amended Credit Agreement, the existing secured revolving credit line ("Credit Line") was increased from $20.0 million to $55.0 million and the expiration date was extended from November 1, 2012 to November 1, 2014. The Amended Credit Agreement required that the Credit Line be used to pay off the remaining outstanding balance of the existing term loan with U.S. Bank. The Credit Line may be used for working capital and other general corporate purposes including acquisitions, share repurchases and capital expenditures. Amounts available for borrowing under the Credit Line are reduced by the balance of any outstanding letters of credit, of which there were none at December 31, 2012.

All obligations under the Credit Line are secured by substantially all of our U.S. personal property and tangible and intangible assets as well as 65% of our ownership interest in Enson Assets Limited, our wholly-owned subsidiary which controls our manufacturing factories in the PRC.

Under the Amended Credit Agreement, we may elect to pay interest on the Credit Line based on LIBOR plus an applicable margin (varying from 1.25% to 1.75%) or base rate (based on the prime rate of U.S. Bank or as otherwise specified in the Amended Credit Agreement) plus an applicable margin (varying from -0.25% to +0.25%). The applicable margins are calculated quarterly and vary based on our leverage ratio as set forth in the Amended Credit Agreement. There are no commitment fees or unused line fees under the Amended Credit Agreement.

The Amended Credit Agreement includes financial covenants requiring a minimum fixed charge coverage ratio, a maximum leverage ratio and minimum liquidity levels. In addition, the Amended Credit Agreement also contains other customary affirmative and negative covenants and events of default. As of December 31, 2012, we were in compliance with the covenants and conditions of the Amended Credit Agreement.

## OFF BALANCE SHEET ARRANGEMENTS

We do not participate in any off balance sheet arrangements.

## RECENT ACCOUNTING PRONOUNCEMENTS

See "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA — Notes to Consolidated Financial Statements — Note 2" for a discussion of recent accounting pronouncements.

# QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate and foreign currency exchange rate fluctuations. We have established policies, procedures and internal processes governing our management of these risks and the use of financial instruments to mitigate our risk exposure.

## INTEREST RATE RISK

We are exposed to interest rate risk related to our debt. Although at December 31, 2012, we had no outstanding borrowings under our revolving line of credit, from time to time we need to borrow amounts for working capital and other liquidity needs. Under the Amended Credit Agreement that became effective on October 2, 2012, we may elect to pay interest on outstanding borrowings on our Credit Line based on LIBOR or a base rate (based on the prime rate of U.S. Bank) plus an applicable margin as defined in the Amended Credit Agreement. A 100 basis point increase in interest rates would have had an insignificant effect on reported net income for the year ended December 31, 2012.

We cannot make any assurances that we will not need to borrow additional amounts in the future or that funds will be extended to us under comparable terms or at all. If funding is not available to us at a time when we need to borrow, we would have to use our cash reserves, including potentially repatriating cash from foreign jurisdictions, which may have a material adverse effect on our operating results, financial position and cash flows.

## FOREIGN CURRENCY EXCHANGE RATE RISK

At December 31, 2012 we had wholly owned subsidiaries in Argentina, Brazil, Cayman Islands, France, Germany, Hong Kong, India, Italy, the Netherlands, the PRC, Singapore, Spain, and the United Kingdom. We are exposed to foreign currency exchange rate risk inherent in our sales commitments, anticipated sales, anticipated purchases, assets and liabilities denominated in currencies other than the U.S. dollar. The most significant foreign currencies to our operations during 2012 were the Euro, British Pound, Chinese Yuan Renminbi, Indian Rupee, Singapore dollar, Argentinian Peso and Brazilian Real. For most currencies, we are a net receiver of the foreign currency and therefore benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Even where we are a net receiver, a weaker U.S. dollar may adversely affect certain expense figures taken alone.

From time to time, we enter into foreign currency exchange agreements to manage the foreign currency exchange rate risks inherent in our forecasted income and cash flows denominated in foreign currencies. The terms of these foreign currency exchange agreements normally last less than nine months. We recognize the gains and losses on these foreign currency contracts in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

It is difficult to estimate the impact of fluctuations on reported income, as it depends on the opening and closing rates, the average net balance sheet positions held in a foreign currency and the amount of income generated in local currency. We routinely forecast what these balance sheet positions and income generated in local currency may be and we take steps to minimize exposure as we deem appropriate. Alternatively, we may choose not to hedge the foreign currency risk associated with our foreign currency exposures, primarily if such exposure acts as a natural foreign currency hedge for other offsetting amounts denominated in the same currency or the currency is difficult or too expensive to hedge. We do not enter into any derivative transactions for speculative purposes.

The sensitivity of earnings and cash flows to the variability in exchange rates is assessed by applying an approximate range of potential rate fluctuations to our assets, obligations and projected results of operations denominated in foreign currency with all other variables held constant. The analysis covers all of our foreign currency contracts offset by the underlying exposures. Based on our overall foreign currency rate exposure at December 31, 2012, we believe that movements in foreign currency rates may have a material effect on our financial position. We estimate that if the exchange rates for the Euro, British Pound, Chinese Yuan Renminbi, Indian Rupee, Singapore dollar, Argentinian Peso, and the Brazilian Real relative to the U.S. dollar fluctuate 10% from December 31, 2012, net income and total cash flows in the first quarter of 2013 would fluctuate by approximately $5.7 million and $4.0 million, respectively.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Universal Electronics Inc.

We have audited the accompanying consolidated balance sheets of Universal Electronics Inc. (a Delaware corporation) (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Electronics Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of Accounting Standards Update (ASU) No. 2011-05, *Presentation of Comprehensive Income*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 14, 2013 expressed an unqualified opinion.



Irvine, California
March 14, 2013

# UNIVERSAL ELECTRONICS INC.
# CONSOLIDATED BALANCE SHEETS

(In thousands, except share-related data)

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 44,593 | $ 29,372 |
| Accounts receivable, net | 91,048 | 82,184 |
| Inventories, net | 84,381 | 90,904 |
| Prepaid expenses and other current assets | 3,661 | 3,045 |
| Income tax receivable | 270 | — |
| Deferred income taxes | 5,210 | 6,558 |
| Total current assets | 229,163 | 212,063 |
| Property, plant, and equipment, net | 77,706 | 80,449 |
| Goodwill | 30,890 | 30,820 |
| Intangible assets, net | 29,835 | 32,814 |
| Other assets | 5,361 | 5,350 |
| Deferred income taxes | 6,369 | 7,992 |
| Total assets | $ 379,324 | $ 369,488 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 59,831 | $ 55,430 |
| Line of credit | — | 2,000 |
| Notes payable | — | 14,400 |
| Accrued sales discounts, rebates and royalties | 8,093 | 6,544 |
| Accrued income taxes | 3,668 | 5,707 |
| Accrued compensation | 33,398 | 29,204 |
| Deferred income taxes | 41 | 50 |
| Other accrued expenses | 10,644 | 13,967 |
| Total current liabilities | 115,675 | 127,302 |
| Long-term liabilities: | | |
| Deferred income taxes | 10,687 | 11,056 |
| Income tax payable | 525 | 1,136 |
| Other long-term liabilities | 1,787 | 5 |
| Total liabilities | 128,674 | 139,499 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, 5,000,000 shares authorized; none issued or outstanding | — | — |
| Common stock, $0.01 par value, 50,000,000 shares authorized; 21,491,398 and 21,142,915 shares issued on December 31, 2012 and 2011, respectively | 215 | 211 |
| Paid-in capital | 180,607 | 173,701 |
| Accumulated other comprehensive income (loss) | 1,052 | 938 |
| Retained earnings | 170,569 | 154,016 |
| | 352,443 | 328,866 |
| Less cost of common stock in treasury, 6,516,382 and 6,353,035 shares on December 31, 2012 and 2011, respectively | (101,793) | (98,877) |
| Total stockholders' equity | 250,650 | 229,989 |
| Total liabilities and stockholders' equity | $ 379,324 | $ 369,488 |

See Note 5 for further information concerning our purchases from a related party vendor.
The accompanying notes are an integral part of these consolidated financial statements.

# UNIVERSAL ELECTRONICS INC.
# CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net sales | $ 463,090 | $ 468,630 | $ 331,780 |
| Cost of sales | 329,653 | 338,569 | 227,931 |
| Gross profit | 133,437 | 130,061 | 103,849 |
| Research and development expenses | 14,152 | 12,267 | 10,709 |
| Selling, general and administrative expenses | 93,083 | 91,218 | 71,839 |
| Operating income | 26,202 | 26,576 | 21,301 |
| Interest income (expense), net | (151) | (270) | 34 |
| Other income (expense), net | (1,413) | (1,075) | 523 |
| Income before provision for income taxes | 24,638 | 25,231 | 21,858 |
| Provision for income taxes | 8,085 | 5,285 | 6,777 |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 |
| Earnings per share: | | | |
| Basic | $ 1.11 | $ 1.34 | $ 1.10 |
| Diluted | $ 1.10 | $ 1.31 | $ 1.07 |
| Shares used in computing earnings per share: | | | |
| Basic | 14,952 | 14,912 | 13,764 |
| Diluted | 15,110 | 15,213 | 14,106 |

See Note 5 for further information concerning our purchases from a related party vendor.
The accompanying notes are an integral part of these consolidated financial statements.

# UNIVERSAL ELECTRONICS INC.
# CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

(In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 |
| Other comprehensive income (loss): | | | |
| Change in foreign currency translation adjustment | 114 | 1,427 | (1,952) |
| Comprehensive income | $ 16,667 | $ 21,373 | $ 13,129 |

See Note 5 for further information concerning our purchases from a related party vendor.
The accompanying notes are an integral part of these consolidated financial statements.

# UNIVERSAL ELECTRONICS INC.
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

| | Common Stock Issued | |
|---|---|---|
| | Shares | Amount |
| Balance at December 31, 2009 | 19,140 | $ 191 |
| Net income | | |
| Currency translation adjustment | | |
| Shares issued for employee benefit plan and compensation | 156 | 2 |
| Shares issued for purchase of Enson | 1,460 | 15 |
| Purchase of treasury shares | | |
| Stock options exercised | 121 | 1 |
| Shares issued to Directors | | |
| Stock-based compensation expense | | |
| Tax benefit from exercise of non-qualified stock options and vested restricted stock | | |
| Balance at December 31, 2010 | 20,877 | 209 |
| Net income | | |
| Currency translation adjustment | | |
| Shares issued for employee benefit plan and compensation | 164 | 1 |
| Purchase of treasury shares | | |
| Stock options exercised | 102 | 1 |
| Shares issued to Directors | | |
| Stock-based compensation expense | | |
| Tax benefit from exercise of non-qualified stock options and vested restricted stock | | |
| Balance at December 31, 2011 | 21,143 | 211 |
| Net income | | |
| Currency translation adjustment | | |
| Shares issued for employee benefit plan and compensation | 159 | 2 |
| Purchase of treasury shares | | |
| Stock options exercised | 189 | 2 |
| Shares issued to Directors | | |
| Stock-based compensation expense | | |
| Tax benefit from exercise of non-qualified stock options and vested restricted stock | | |
| Balance at December 31, 2012 | 21,491 | $ 215 |

See Note 5 for further information concerning our purchases from a related party vendor.

The accompanying notes are an integral part of these consolidated financial statements.

| Common Stock in Treasury | | | | | |
| --- | --- | --- | --- | --- | --- |
| Shares | Amount | Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Totals |
| (5,450) | $ (79,826) | $ 128,913 | $ 1,463 | $ 118,989 | $ 169,730 |
| | | | | 15,081 | 15,081 |
| | | | (1,952) | | (1,952) |
| | | 564 | | | 566 |
| | | 30,748 | | | 30,763 |
| (506) | (10,145) | | | | (10,145) |
| | | 1,963 | | | 1,964 |
| 30 | 445 | (445) | | | — |
| | | 4,966 | | | 4,966 |
| | | 231 | | | 231 |
| (5,926) | (89,526) | 166,940 | (489) | 134,070 | 211,204 |
| | | | | 19,946 | 19,946 |
| | | | 1,427 | | 1,427 |
| | | 728 | | | 729 |
| (457) | (9,785) | | | | (9,785) |
| | | 1,676 | | | 1,677 |
| 30 | 434 | (434) | | | — |
| | | 4,511 | | | 4,511 |
| | | 280 | | | 280 |
| (6,353) | (98,877) | 173,701 | 938 | 154,016 | 229,989 |
| | | | | 16,553 | 16,553 |
| | | | 114 | | 114 |
| | | 747 | | | 749 |
| (201) | (3,451) | | | | (3,451) |
| | | 2,202 | | | 2,204 |
| 38 | 535 | (535) | | | — |
| | | 4,575 | | | 4,575 |
| | | (83) | | | (83) |
| (6,516) | $ (101,793) | $ 180,607 | $ 1,052 | $ 170,569 | $ 250,650 |

# UNIVERSAL ELECTRONICS INC.
# CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash provided by operating activities: | | | |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 17,613 | 17,335 | 8,059 |
| Provision for doubtful accounts | 73 | 277 | 931 |
| Provision for inventory write-downs | 2,994 | 5,625 | 3,514 |
| Deferred income taxes | 2,536 | (1,043) | (559) |
| Tax benefit from exercise of stock options and vested restricted stock | (83) | 280 | 231 |
| Excess tax benefit from stock-based compensation | (111) | (439) | (290) |
| Shares issued for employee benefit plan | 749 | 729 | 566 |
| Stock-based compensation | 4,575 | 4,511 | 4,966 |
| Changes in operating assets and liabilities, net of acquired assets and assumed liabilities: | | | |
| Accounts receivable | (8,998) | 3,142 | 13,192 |
| Inventories | 2,987 | (30,597) | (5,102) |
| Prepaid expenses and other assets | (588) | (345) | 950 |
| Accounts payable and accrued expenses | 8,186 | (4,319) | 922 |
| Accrued income and other taxes | (2,943) | (302) | (4,322) |
| Net cash provided by operating activities | 43,543 | 14,800 | 38,139 |
| Cash used for investing activities: | | | |
| Acquisition of Enson, net of cash acquired | — | — | (74,271) |
| Term deposit | — | — | 49,246 |
| Acquisition of property, plant, and equipment | (10,463) | (13,630) | (8,440) |
| Acquisition of intangible assets | (1,140) | (1,064) | (1,378) |
| Net cash used for investing activities | (11,603) | (14,694) | (34,843) |
| Cash (used for) provided by financing activities: | | | |
| Issuance of debt | 30,800 | 4,200 | 41,000 |
| Payment of debt | (47,200) | (22,800) | (9,834) |
| Debt issuance costs | (42) | — | — |
| Proceeds from stock options exercised | 2,204 | 1,677 | 1,964 |
| Treasury stock purchased | (3,451) | (9,785) | (10,145) |
| Excess tax benefit from stock-based compensation | 111 | 439 | 290 |
| Net cash (used for) provided by financing activities | (17,578) | (26,269) | 23,275 |
| Effect of exchange rate changes on cash | 859 | 1,286 | (1,338) |
| Net increase (decrease) in cash and cash equivalents | 15,221 | (24,877) | 25,233 |
| Cash and cash equivalents at beginning of year | 29,372 | 54,249 | 29,016 |
| Cash and cash equivalents at end of year | $ 44,593 | $ 29,372 | $ 54,249 |
| | | | |
| Supplemental Cash Flow Information: | | | |
| Income taxes paid | $ 10,445 | $ 8,097 | $ 11,747 |
| Interest payments | $ 304 | $ 438 | $ — |

See Note 5 for further information concerning our purchases from a related party vendor.

The accompanying notes are an integral part of these consolidated financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

## Note 1 — DESCRIPTION OF BUSINESS

Universal Electronics Inc. ("UEI"), based in Southern California, develops and manufactures a broad line of easy-to-use, pre-programmed universal wireless control products and audio-video accessories as well as software designed to enable consumers to wirelessly connect, control and interact with an increasingly complex home entertainment environment. In addition, over the past 25 years we have developed a broad portfolio of patented technologies and a database of home connectivity software that we license to our customers, including many leading Fortune 500 companies.

Our primary markets include cable and satellite television service provider, original equipment manufacturer ("OEM"), retail, private label, and personal computing companies. We sell directly to our customers, and for retail we also sell through distributors in Europe, Australia, New Zealand, South Africa, the Middle East, Mexico, and selected countries in Asia and Latin America under the One For All® and Nevo® brand names.

As used herein, the terms "we", "us" and "our" refer to Universal Electronics Inc. and its subsidiaries unless the context indicates to the contrary.

## NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Principles of Consolidation*

The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All the intercompany accounts and transactions have been eliminated in the consolidated financial statements.

### *Reclassification*

Certain prior period amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

### *Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowances for sales returns and doubtful accounts, warranties, inventory valuation, business combination purchase price allocations, our review for impairment of long-lived assets, intangible assets and goodwill, income taxes and compensation expense. Actual results may differ from these assumptions and estimates, and they may be adjusted as more information becomes available. Any adjustment may be material.

### *Revenue Recognition and Sales Allowances*

We recognize revenue on the sale of products when title of the goods has transferred, there is persuasive evidence of an arrangement (such as when a purchase order is received from the customer), the sales price is fixed or determinable, and collectability is reasonably assured.

The provision recorded for estimated sales returns is deducted from gross sales to arrive at net sales in the period the related revenue is recorded. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. We have no obligations after delivery of our products other than the associated warranties. See Note 13 for further information concerning our warranty obligations.

We offer discounts and rebates that are recorded based on historical experience and our expectation regarding future sales by a customer. Changes in such accruals may be required if future rebates and incentives differ from our estimates. Rebates and incentives are recognized as a reduction of sales if distributed in cash or customer account credits. Rebates and incentives are recognized as cost of sales if we provide products or services for payment.

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Sales allowances are recognized as reductions of gross accounts receivable to arrive at accounts receivable, net if the sales allowances are distributed in customer account credits. See Note 4 for further information concerning our sales allowances.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments for products sold or services rendered. The allowance for doubtful accounts is based on a variety of factors, including credit reviews, historical experience, length of time receivables are past due, current economic trends and changes in customer payment behavior. Also, we record specific provisions for individual accounts when we become aware of a customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to a customer change, our estimates of the recoverability of the receivables would be further adjusted.

We generate service revenue, which is paid monthly, as a result of providing consumer support programs to some of our customers through our call centers. These service revenues are recognized when services are performed, persuasive evidence of an arrangement exists (such as when a signed agreement is received from the customer), the sales price is fixed or determinable, and collectability is reasonably assured.

We recognize revenue for the sale of tooling when the related services have been provided, customer acceptance documentation has been obtained, the sales price is fixed or determinable, and collectability is reasonably assured.

We also license our intellectual property including our patented technologies, trademarks, and database of infrared codes. When our license fees are paid on a per unit basis we record license revenue when our customers ship a product incorporating our intellectual property, persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue for term license fees is recognized on a straight-line basis over the effective term of the license when we cannot reliably predict in which periods, within the term of the license, the licensee will benefit from the use of our patented inventions.

We may from time to time initiate the sale of certain intellectual property, including patented technologies, trademarks, or a particular database of infrared codes. When a fixed upfront fee is received in exchange for the conveyance of a patent, trademark, or database delivered that represents the culmination of the earnings process, we record revenue when delivery has occurred, persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured.

We present all non-income government-assessed taxes (sales, use and value added taxes) collected from our customers and remitted to governmental agencies on a net basis (excluded from revenue) in our financial statements. The government-assessed taxes are recorded in other accrued expenses until they are remitted to the government agency.

### *Income Taxes*

Income tax expense includes U.S. and foreign income taxes. We account for income taxes using the liability method. We record deferred tax assets and deferred tax liabilities on our balance sheet for expected future tax consequences of events recognized in our financial statements in a different period than our tax return using enacted tax rates that will be in effect when these differences reverse. We record a valuation allowance to reduce net deferred tax assets if we determine that it is more likely than not that the deferred tax assets will not be realized. A current tax asset or liability is recognized for the estimated taxes refundable or payable for the current year.

Accounting standards prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of the positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. A "more likely than not" tax position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, or else a full reserve is established against the tax asset or a liability is recorded. See Note 9 for further information concerning income taxes.

### *Research and Development*

Research and development costs are expensed as incurred and consist primarily of salaries, employee benefits, supplies and materials.

### *Advertising*

Advertising costs are expensed as incurred. Advertising expense totaled $1.3 million, $1.2 million, and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

*Shipping and Handling Fees and Costs*

We include shipping and handling fees billed to customers in net sales. Shipping and handling costs associated with in-bound freight are recorded in cost of goods sold. Other shipping and handling costs are included in selling, general and administrative expenses and totaled $9.2 million, $9.7 million and $7.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

*Stock-Based Compensation*

We recognize the grant date fair value of stock-based compensation awards as expense, net of estimated forfeitures, in proportion to vesting during the requisite service period, which ranges from one to four years.

We determine the fair value of restricted stock awards utilizing the average of the high and low trade prices of our Company's shares on the date they were granted.

We have evaluated the available option pricing models and the assumptions we may utilize to estimate the grant date fair value of stock options granted to employees and directors. We have elected to utilize the Black-Scholes option pricing model. The assumptions utilized in the Black-Scholes model include risk-free interest rate, expected volatility, and expected life in years. Our risk-free interest rate over the expected term is equal to the prevailing U.S. Treasury note rate over the same period. As part of our assessment of possible expected volatility assumptions, management determined that historical volatility calculated based on our actively traded common stock is a better indicator of expected volatility and future stock price trends than implied volatility. Therefore, we calculate the expected volatility of our common stock utilizing its historical volatility over a period of time equal to the expected term of the stock option. To determine our expected life assumption, we examined the historical pattern of stock option exercises in an effort to determine if there were any discernible patterns based on employee classification. From this analysis, we identified two classifications: (1) Executives and Board of Directors and (2) Non-Executives. Our estimate of expected life is computed utilizing historical exercise patterns and post-vesting behavior within each of the two identified classifications. See Note 16 for further information regarding stock-based compensation.

*Foreign Currency Translation and Foreign Currency Transactions*

We use the U.S. dollar as our functional currency for financial reporting purposes. The functional currency for most of our foreign subsidiaries is their local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet dates and for revenue and expense accounts using the average exchange rate during each period. The gains and losses resulting from the translation are included in the foreign currency translation adjustment account, a component of accumulated other comprehensive income in stockholders' equity, and are excluded from net income. The portions of intercompany accounts receivable and accounts payable that are intended for settlement are translated at exchange rates in effect at the balance sheet date. Our intercompany foreign investments and long-term debt that are not intended for settlement are translated using historical exchange rates.

Transaction gains and losses generated by the effect of changes in foreign currency exchange rates on recorded assets and liabilities denominated in a currency different than the functional currency of the applicable entity are recorded in other income (expense), net. See Note 17 for further information concerning transaction gains and losses.

*Earnings Per Share*

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares, including the dilutive effect of stock option and restricted stock awards, outstanding during the period. Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method.

In the computation of diluted earnings per common share we exclude stock options with exercise prices greater than the average market price of the underlying common stock because their inclusion would be anti-dilutive. Furthermore, we exclude shares of restricted stock whose combined unamortized fair value and excess tax benefits are greater than the average market price of the underlying common stock during the period, as their effect would be anti-dilutive.

*Financial Instruments*

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. The carrying value of our financial instruments approximates fair value as a result of their short maturities. See Notes 3, 4, 5, 8, 10, and 11 for further information concerning our financial instruments.

*Cash and Cash Equivalents*

Cash and cash equivalents include cash accounts and all investments purchased with initial maturities of three months or less. We attempt to mitigate our exposure to liquidity, credit and other relevant risks by placing our cash and cash equivalents with financial institutions we believe are high quality. These financial institutions are located in many different geographic regions. As part of our cash and risk management processes, we perform periodic evaluations of the relative credit standing of our financial institutions. We have not sustained credit losses from instruments held at financial institutions. See Note 3 for further information concerning cash and cash equivalents.

*Inventories*

Inventories consist of remote controls, audio-video accessories as well as the related component parts and raw materials. Inventoriable costs include materials, labor, freight-in and manufacturing overhead related to the purchase and production of inventories. We value our inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. We attempt to carry inventories in amounts necessary to satisfy our customer requirements on a timely basis. See Note 5 for further information concerning our inventories and suppliers.

Product innovations and technological advances may shorten a given product's life cycle. We continually monitor our inventories to identify any excess or obsolete items on hand. We write-down our inventories for estimated excess and obsolescence in an amount equal to the difference between the cost of the inventories and estimated net realizable value. These estimates are based upon management's judgment about future demand and market conditions. Actual results may differ from management's judgments and additional write-downs may be required.

*Property, Plant, and Equipment*

Property, plant, and equipment are recorded at cost. The cost of property, plant, and equipment includes the purchase price of the asset and all expenditures necessary to prepare the asset for its intended use. We capitalize additions and improvements and expense maintenance and repairs as incurred. To qualify for capitalization an asset must have a useful life greater than one year and a cost greater than $1,000 for individual assets or $5,000 for assets purchased in bulk.

We capitalize certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software.

For financial reporting purposes, depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included as a component of depreciation expense in operating income.

Estimated useful lives consist of the following:

| | |
|---|---|
| Buildings | 25 Years |
| Tooling and equipment | 2-7 Years |
| Computer equipment | 3-7 Years |
| Software | 3-5 Years |
| Furniture and fixtures | 5-7 Years |
| Leasehold improvements | Lesser of lease term or useful life (approximately 2 to 10 years) |

See Note 6 for further information concerning our property, plant, and equipment.

*Goodwill*

We record the excess purchase price of net tangible and intangible assets acquired over their estimated fair value as goodwill. We evaluate the carrying value of goodwill on December 31 of each year and between annual evaluations if events occur or circumstances change that may reduce the fair value of the reporting unit below its carrying amount. Such circumstances may include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

When performing the impairment review, we determine the carrying amount of each reporting unit by assigning assets and liabilities, including the existing goodwill, to those reporting units. A reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is deemed a reporting unit if the component constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results of that component. We have a single reporting unit.

To evaluate whether goodwill is impaired, we conduct a two-step quantitative goodwill impairment test. In the first step we compare the estimated fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. We estimate the fair value of our reporting unit based on income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of Enterprise Value to EBITDA for comparable companies. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we perform the second step of the impairment test in order to determine the implied fair value of the reporting unit's goodwill. To calculate the implied fair value of the reporting unit's goodwill, the fair value of the reporting unit is first allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the reporting unit's fair value over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized equal to the amount by which the carrying value of goodwill exceeds its implied fair value.

See Notes 7 and 21 for further information concerning goodwill.

*Long-Lived and Intangible Assets Impairment*

Intangible assets consist principally of distribution rights, patents, trademarks, trade names, developed and core technologies, capitalized software development costs (see also Note 2 under the caption Capitalized Software Development Costs) and customer relationships. Capitalized amounts related to patents represent external legal costs for the application and maintenance of patents. Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years.

We assess the impairment of long-lived assets and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which may trigger an impairment review include the following: (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner or use of the assets or strategy for the overall business; (3) significant negative industry or economic trends and (4) a significant decline in our stock price for a sustained period.

We conduct an impairment review when we determine that the carrying value of a long-lived or intangible asset may not be recoverable based upon the existence of one or more of the above indicators of impairment. The asset is impaired if its carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. In assessing recoverability, we must make assumptions regarding estimated future cash flows and other factors.

The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. We estimate fair value utilizing the projected discounted cash flow method and a discount rate determined by our management to be commensurate with the risk inherent in our current business model. When calculating fair value, we must make assumptions regarding estimated future cash flows, discount rates and other factors.

See Notes 6 and 15 for further information concerning long-lived assets. See Notes 7 and 21 for further information concerning intangible assets.

*Capitalized Software Development Costs*

Costs incurred to develop software for resale are expensed when incurred as research and development until technological feasibility has been established. We have determined that technological feasibility for our products is typically established when a working prototype is complete. Once technological feasibility is established, software development costs are capitalized until the product is available for general release to customers.

Capitalized software development costs are amortized on a product-by-product basis. Amortization is recorded in cost of sales and is the greater of the amounts computed using:

a. the net book value at the beginning of the period multiplied by the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product; or
b. the straight-line method over the remaining estimated economic life of the product including the period being reported on.

The amortization of capitalized software development costs begins when the related product is available for general release to customers. The amortization periods normally range from one to two years.

We compare the unamortized capitalized software development costs of a product to its net realizable value at each balance sheet date. The amount by which the unamortized capitalized software development costs exceed the product's net realizable value is written off. The net realizable value is the estimated future gross revenues of a product reduced by its estimated completion and disposal costs. Any remaining amount of capitalized software development costs are considered to be the cost for subsequent accounting purposes and the amount of the write-down is not subsequently restored. See Note 7 for further information concerning capitalized software development costs.

*Derivatives*

Our foreign currency exposures are primarily concentrated in the Argentinian Peso, Brazilian Real, British Pound, Chinese Yuan Renminbi, Euro, Hong Kong dollar, Indian Rupee, and Singapore dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. We do not enter into financial instruments for speculation or trading purposes.

The derivatives we enter into have not qualified for hedge accounting. The gains and losses on both the derivatives and the foreign currency-denominated balances are recorded as foreign exchange transaction gains or losses and are classified in other income (expense), net. Derivatives are recorded on the balance sheet at fair value. The estimated fair value of derivative financial instruments represents the amount required to enter into similar offsetting contracts with similar remaining maturities based on quoted market prices. See Note 19 for further information concerning derivatives.

*Fair-Value Measurements*

We measure fair value using the framework established by the Financial Accounting Standards Board ("FASB") for fair value measurements and disclosures. This framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

The valuation techniques are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources. Unobservable inputs require management to make certain assumptions and judgments based on the best information available. Observable inputs are the preferred data source. These two types of inputs result in the following fair value hierarchy:

Level 1: Quoted prices (unadjusted) for identical instruments in active markets.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Prices or valuations that require management inputs that are both significant to the fair value measurement and unobservable.

*Recent Accounting Pronouncements*

In December 2011, the FASB issued Accounting Standards Update ("ASU") 2011-11, "Disclosures about Offsetting Assets and Liabilities". The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which limits the scope of ASU 2011-11 to derivatives, repurchase agreements and securities lending transactions. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with retrospective application required. The adoption of ASU 2011-11, as amended by ASU 2013-02, is expected to result in changes to our presentation and disclosure only and is not expected to have any impact on our consolidated results of operations and financial condition.

In February 2013, the FASB issued ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income", which updates ASU 2011-05, "Comprehensive Income". This standard requires the presentation in a single location, either in a note or parenthetically on the face of the financial statements, of the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance is effective prospectively for annual and interim fiscal periods beginning after December 15, 2012, with early adoption permitted. The adoption of ASU 2013-02 is not expected to have any impact on our consolidated financial statements.

## NOTE 3 — CASH AND CASH EQUIVALENTS

The following table sets forth our cash and cash equivalents that were accounted for at fair value on a recurring basis on December 31, 2012 and 2011:

| | December 31, 2012 | | | | December 31, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| (In thousands) | Fair Value Measurement Using | | | Total | Fair Value Measurement Using | | | Total |
| Description | (Level 1) | (Level 2) | (Level 3) | Balance | (Level 1) | (Level 2) | (Level 3) | Balance |
| Cash and cash equivalents | $ 44,593 | $ — | $ — | $ 44,593 | $ 29,372 | $ — | $ — | $ 29,372 |

Cash and cash equivalents were in the following geographic regions on December 31, 2012 and 2011:

| (In thousands) | 2012 | 2011 |
|---|---|---|
| United States | $ 2,741 | $ 4,148 |
| Asia | 27,317 | 16,502 |
| Europe | 9,361 | 7,632 |
| Cayman Islands | 1 | 23 |
| South America | 5,173 | 1,067 |
| Total cash and cash equivalents | $ 44,593 | $ 29,372 |

## NOTE 4 — ACCOUNTS RECEIVABLE, NET AND REVENUE CONCENTRATIONS

Accounts receivable, net consisted of the following on December 31, 2012 and 2011:

| (in thousands) | 2012 | | 2011 | |
|---|---|---|---|---|
| Trade receivables, gross | $ | 90,056 | $ | 82,305 |
| Allowance for doubtful accounts | | (322) | | (1,021) |
| Allowance for sales returns | | (996) | | (981) |
| Net trade receivables | | 88,738 | | 80,303 |
| Other | | 2,310 | | 1,881 |
| Accounts receivable, net | $ | 91,048 | $ | 82,184 |

### *Allowance for Doubtful Accounts*

The following changes occurred in the allowance for doubtful accounts during the years ended December 31, 2012, 2011, and 2010:

| (in thousands) Description | Balance at Beginning of Period | | Additions to Costs and Expenses | | (Write-offs / FX Effects) | | Balance at End of Period | |
|---|---|---|---|---|---|---|---|---|
| Year ended December 31, 2012 | $ | 1,021 | $ | 73 | $ | (772) | $ | 322 |
| Year ended December 31, 2011 | $ | 878 | $ | 277 | $ | (134) | $ | 1,021 |
| Year ended December 31, 2010 | $ | 2,423 | $ | 931 | $ | (2,476) | $ | 878 |

### *Sales Returns*

The allowance for sales returns at December 31, 2012 and 2011 included reserves for items returned prior to year-end that were not completely processed, and therefore had not yet been removed from the allowance for sales returns balance. If these returns had been fully processed, the allowance for sales returns balance would have been approximately $0.6 million and $0.7 million on December 31, 2012 and 2011, respectively. The value of these returned goods was included in our inventory balance at December 31, 2012 and 2011.

### *Significant Customers*

During the years ended December 31, 2012, 2011 and 2010, we had net sales to the following significant customers that totaled more than 10% of our net sales:

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2012 | | | 2011 | | | 2010 | | |
| | $ (thousands) | | % of Net Sales | $ (thousands) | | % of Net Sales | $ (thousands) | | % of Net Sales |
| DIRECTV | $ | 78,325 | 16.9 % | $ | 57,371 | 12.2 % | $ | 45,367 | 13.7 % |
| Sony | | — | — | $ | 48,483 | 10.3 % | | — | — |
| Comcast | | — | — | | — | — | $ | 42,716 | 12.9 % |

Trade receivables associated with the significant customer activity disclosed above were as follows on December 31, 2012 and 2011:

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | $ (thousands) | % of Accounts Receivable, Net | $ (thousands) | % of Accounts Receivable, Net |
| DIRECTV | $ 9,277 | 10.2 % | $ 7,599 | 9.2 % |
| Sony | — | — | $ 7,064 | 8.6 % |
| Comcast | — | — | — | — |

The loss of any of these customers or any other customer, either in the United States or abroad, due to their financial weakness or bankruptcy, or our inability to obtain orders or maintain our order volume with them, may have a material adverse effect on our financial condition, results of operations and cash flows.

## NOTE 5 — INVENTORIES, NET AND SIGNIFICANT SUPPLIERS

Inventories, net consisted of the following on December 31, 2012 and 2011:

| (in thousands) | 2012 | 2011 |
|---|---|---|
| Raw materials | $ 17,438 | $ 17,014 |
| Components | 20,978 | 21,819 |
| Work in process | 1,050 | 1,071 |
| Finished goods | 46,939 | 54,447 |
| Reserve for excess and obsolete inventory | (2,024) | (3,447) |
| Inventories, net | $ 84,381 | $ 90,904 |

### *Reserve for Excess and Obsolete Inventory*

Changes in the reserve for excess and obsolete inventory during the years ended December 31, 2012, 2011 and 2010 were composed of the following:

| (In thousands) Description | Balance at Beginning of Period | Additions Charged to Costs and Expenses[1] | Sell Through[2] | Write-offs/FX Effects | Balance at End of Period |
|---|---|---|---|---|---|
| Reserve for excess and obsolete inventory: | | | | | |
| Year ended December 31, 2012 | $ 3,447 | $ 2,511 | $ (1,166) | $ (2,768) | $ 2,024 |
| Year ended December 31, 2011 | $ 2,135 | $ 4,568 | $ (1,295) | $ (1,961) | $ 3,447 |
| Year ended December 31, 2010 | $ 1,750 | $ 2,887 | $ (1,043) | $ (1,459) | $ 2,135 |

(1) The additions charged to costs and expenses do not include inventory directly written-off that was scrapped during production totaling $0.5 million, $1.0 million, and $0.6 million for the years ended December 31, 2012, 2011, and 2010. These amounts are production waste and are not included in management's reserve for excess and obsolete inventory.

(2) This column represents the reversal of reserves associated with inventory items that were sold during the period. Sell through is the result of differences between our judgment concerning the saleability of inventory items during the excess and obsolete inventory review process and our subsequent experience.

*Significant Suppliers*

We purchase integrated circuits, components and finished goods from multiple sources. We had purchases from the following significant suppliers that totaled more than 10% of our total inventory purchases for each of the years ended December 31, 2012, 2011, and 2010 as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | $ (thousands) | % of Total Inventory Purchases | $ (thousands) | % of Total Inventory Purchases | $ (thousands) | % of Total Inventory Purchases |
| Samsung | — | — | $ 29,124 | 10.2 % | $ 30,047 | 15.3 % |
| Computime | — | — | — | — | $ 36,966 | 18.9 % |

Accounts payable associated with the significant supplier activity disclosed above was as follows on December 31, 2012 and 2011:

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | $ (thousands) | % of Accounts Payable | $ (thousands) | % of Accounts Payable |
| Samsung | — | — | $ 1,725 | 3.1 % |
| Computime | — | — | — | — |

We have identified alternative sources of supply for these integrated circuits, components, and finished goods; however, there can be no assurance that we will be able to continue to obtain these inventory purchases on a timely basis. We maintain inventories of our integrated circuits, which may be utilized to mitigate, but not eliminate, delays resulting from supply interruptions. An extended interruption, shortage or termination in the supply of any of the components used in our products, a reduction in their quality or reliability, or a significant increase in the prices of components, would have an adverse effect on our operating results, financial condition and cash flows.

*Related Party Vendor*

We purchase certain printed circuit board assemblies from a related party vendor. The vendor is considered a related party for financial reporting purposes because the Senior Vice President of Manufacturing of Enson Assets Limited ("Enson") owns 40% of this vendor. During the years ended December 31, 2012, 2011 and 2010 the amounts purchased from this vendor were the following:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2010 | |
| | $ (thousands) | % of Total Inventory Purchases | $ (thousands) | % of Total Inventory Purchases | $ (thousands) | % of Total Inventory Purchases |
| Related party vendor | $ 8,845 | 3.8 % | $ 8,677 | 3.0 % | $ 1,340 | 0.7 % |

The total accounts payable to this vendor on December 31, 2012 and 2011, respectively were the following:

| | December 31, 2012 | | December 31, 2011 | |
|---|---|---|---|---|
| | $ (thousands) | % of Accounts Payable | $ (thousands) | % of Accounts Payable |
| Related party vendor | $ 1,815 | 3.0 % | $ 1,922 | 3.5 % |

Our payable terms and pricing with this vendor are consistent with the terms offered by other vendors in the ordinary course of business. The accounting policies that we apply to our transactions with our related party vendor are consistent with those applied in transactions with independent third parties. Corporate management routinely monitors purchases from our related party vendor to ensure these purchases remain consistent with our business objectives.

## NOTE 6 — PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net consisted of the following at December 31, 2012 and 2011:

| (in thousands) | 2012 | 2011 |
|---|---|---|
| Buildings | $ 44,607 | $ 42,904 |
| Tooling | 24,496 | 23,320 |
| Computer equipment | 2,630 | 2,741 |
| Software | 7,373 | 7,149 |
| Furniture and fixtures | 5,360 | 4,757 |
| Leasehold improvements | 16,153 | 15,611 |
| Machinery and equipment | 44,168 | 41,206 |
| | 144,787 | 137,688 |
| Accumulated depreciation | (74,766) | (66,291) |
| | 70,021 | 71,397 |
| Construction in progress | 7,685 | 9,052 |
| Total property, plant, and equipment, net | $ 77,706 | $ 80,449 |

Depreciation expense, including tooling depreciation which is recorded in cost of goods sold, was $13.4 million, $13.1 million and $5.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

The net book value of property, plant, and equipment located within the People's Republic of China was $69.2 million and $73.7 million on December 31, 2012 and 2011, respectively.

Construction in progress consisted of the following at December 31, 2012 and 2011:

| (in thousands) | 2012 | 2011 |
|---|---|---|
| Buildings | $ 5,639 | $ 6,372 |
| Tooling | 395 | 366 |
| Software | 742 | 410 |
| Leasehold improvements | 285 | 482 |
| Machinery and equipment | 594 | 1,350 |
| Other | 30 | 72 |
| Total construction in progress | $ 7,685 | $ 9,052 |

The buildings under construction are additional facilities being built in China, which are expected to be placed into service in 2014 (see Note 12 for further discussion). We expect that the remaining construction in progress costs will be placed into service during the first and second quarters of 2013. We will begin to depreciate these assets once the assets are placed into service.

## NOTE 7 — GOODWILL AND INTANGIBLE ASSETS, NET

*Goodwill*

Goodwill on December 31, 2012 and changes in the carrying amount of goodwill during the two years ended December 31, 2012 were the following:

| (in thousands) | | |
|---|---|---|
| Balance at December 31, 2010 | $ | 30,877 |
| Goodwill acquired during the period | | — |
| Goodwill adjustments [1] | | (57) |
| Balance at December 31, 2011 | $ | 30,820 |
| Goodwill acquired during the period | | — |
| Goodwill adjustments [1] | | 70 |
| Balance at December 31, 2012 | $ | 30,890 |

(1) Adjustments were the result of fluctuations in the foreign currency exchange rate used to translate balances into U.S. dollars.

We conducted annual goodwill impairment reviews on December 31, 2012, 2011, and 2010 utilizing significant unobservable inputs (level 3). Based on the analysis performed, we determined that our goodwill was not impaired.

*Intangible Assets, Net*

The components of intangible assets, net at December 31, 2012 and 2011 are listed below:

| (in thousands) | 2012 | | | 2011 | | |
|---|---|---|---|---|---|---|
| | Gross | Accumulated Amortization | Net | Gross | Accumulated Amortization | Net |
| Carrying amount[1]: | | | | | | |
| Distribution rights (10 years) | $ 378 | $ (50) | $ 328 | $ 372 | $ (50) | $ 322 |
| Patents (10 years) | 8,113 | (3,847) | 4,266 | 9,488 | (5,306) | 4,182 |
| Trademark and trade names (10 years) [2] | 2,841 | (1,127) | 1,714 | 2,837 | (821) | 2,016 |
| Developed and core technology (5 -15 years) | 3,507 | (906) | 2,601 | 3,500 | (671) | 2,829 |
| Capitalized software development costs (1-2 years) | 1,276 | (913) | 363 | 1,515 | (1,108) | 407 |
| Customer relationships (10-15 years) [3] | 26,415 | (5,852) | 20,563 | 26,367 | (3,309) | 23,058 |
| Total carrying amount | $ 42,530 | $ (12,695) | $ 29,835 | $ 44,079 | $ (11,265) | $ 32,814 |

(1) This table excludes the gross value of fully amortized intangible assets totaling $9.1 million and $8.1 million on December 31, 2012 and 2011, respectively.

(2) As part of our acquisition of Enson during the fourth quarter of 2010, we purchased trademark and trade names valued at $2.0 million, which are being amortized ratably over ten years. Refer to Note 21 for further information regarding our purchase of trademark and trade names.

(3) During the fourth quarter of 2010 as part of the Enson acquisition we purchased customer relationships valued at $23.3 million, which are being amortized ratably over ten years. Refer to Note 21 for further information regarding our purchase of these customer relationships.

Amortization expense is recorded in selling, general and administrative expenses, except amortization expense related to capitalized software development costs which is recorded in cost of sales. Amortization expense by income statement caption during the years ended December 31, 2012, 2011 and 2010 was as follows:

| (in thousands) | Year Ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Cost of sales | $ 312 | $ 451 | $ 492 |
| Selling, general and administrative | 3,862 | 3,795 | 1,686 |
| Total amortization expense | $ 4,174 | $ 4,246 | $ 2,178 |

Estimated future amortization expense related to our intangible assets at December 31, 2012, is as follows:

| (in thousands) | | |
|---|---|---|
| 2013 | $ | 4,147 |
| 2014 | | 4,014 |
| 2015 | | 3,825 |
| 2016 | | 3,788 |
| 2017 | | 3,774 |
| Thereafter | | 10,287 |
| | $ | 29,835 |

The remaining weighted average amortization period of our intangible assets is 7.9 years.

### *Intangibles Measured at Fair Value on a Nonrecurring Basis*

We recorded immaterial impairment charges related to our intangible assets for the years ended December 31, 2012, 2011, and 2010. Impairment charges are recorded in selling, general and administrative expenses as a component of amortization expense, except impairment charges related to capitalized software development costs which are recorded in cost of sales. Quoted prices for identical or similar patents, trademarks and trade names are unavailable. The fair value of intangible assets is based upon management's judgment. Management believes that the net book value represents the fair value of our patents, trademarks and trade names. The intangible assets measured at fair value on a nonrecurring basis during the years ended December 31, 2012 and 2011 were the following:

| (In thousands) | December 31, 2012 | | | | December 31, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value Measurement Using | | | Total Balance | Fair Value Measurement Using | | | Total Balance |
| Description | (Level 1) | (Level 2) | (Level 3) | | (Level 1) | (Level 2) | (Level 3) | |
| Patents, trademarks and trade names | $ — | $ — | $ 5,980 | $ 5,980 | $ — | $ — | $ 6,198 | $ 6,198 |

We disposed of fifteen patents and two trademarks with an immaterial aggregate carrying amount during 2012. We disposed of five patents and sixteen trademarks with an immaterial aggregate carrying amount during 2011. We disposed of thirteen patents and eight trademarks with an immaterial carrying amount during 2010. These assets no longer held any probable future economic benefits and were written-off.

## NOTE 8 — LINE OF CREDIT AND NOTES PAYABLE

Line of credit and notes payable on December 31, 2012 and 2011 were comprised of the following:

| (In thousands) | Amount Outstanding 2012 | Amount Outstanding 2011 |
|---|---|---|
| U.S. Bank Revolving Credit Line | $ — | $ 2,000 |
| U.S. Bank Term Loan | — | 14,400 |
| Total debt | $ — | $ 16,400 |

Our total interest expense on borrowings was $0.2 m llion, $0.4 million and $0.1 million during the years ended December 31, 2012, 2011 and 2010, respectively.

On October 2, 2012, we entered into an Amended and Restated Credit Agreement ("Amended Credit Agreement") with U.S. Bank National Association ("U.S. Bank"). Under the Amended Credit Agreement, the existing secured revolving credit line ("Credit Line") was increased from $20.0 million to $55.0 million and the expiration date was extended from November 1, 2012 to November 1, 2014. The Amended Credit Agreement required that the Credit Line be used to pay off the remaining outstanding balance of the existing term loan with U.S. Bank. The Credit Line may be used for working capital and other general corporate purposes including acquisitions, share repurchases and capital expenditures. Amounts available for borrowing under the Credit Line are reduced by the balance of any outstanding letters of credit, of which there were none at December 31, 2012.

All obligations under the Credit Line are secured by substantially all of our U.S. personal property and tangible and intangible assets as well as 65% of our ownership interest in Enson, our wholly-owned subsidiary which controls our manufacturing factories in the People's Republic of China ("PRC").

Under the Amended Credit Agreement, we may elect to pay interest on the Credit Line based on LIBOR plus an applicable margin (varying from 1.25% to 1.75%) or base rate (based on the prime rate of U.S. Bank or as otherwise specified in the Amended Credit Agreement) plus an applicable margin (varying from -0.25% to +0.25%). The applicable margins are calculated quarterly and vary based on our leverage ratio as set forth in the Amended Credit Agreement. There are no commitment fees or unused line fees under the Amended Credit Agreement.

The Amended Credit Agreement includes financial covenants requiring a minimum fixed charge coverage ratio, a maximum leverage ratio and minimum liquidity levels. In addition, the Amended Credit Agreement also contains other customary affirmative and negative covenants and events of default. As of December 31, 2012, we were in compliance with the covenants and conditions of the Amended Credit Agreement.

## NOTE 9 — INCOME TAXES

During 2012, 2011, and 2010, pre-tax income was attributed to the following jurisdictions:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Domestic operations | $ (2,203) | $ 3,279 | $ 10,878 |
| Foreign operations | 26,841 | 21,952 | 10,980 |
| Total | $ 24,638 | $ 25,231 | $ 21,858 |

The provision for income taxes charged to operations for the years ended December 31, 2012, 2011 and 2010 were the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Current tax expense: | | | |
| U.S. federal | $ (891) | $ 1,319 | $ 3,814 |
| State and local | (75) | 12 | 391 |
| Foreign | 6,464 | 5,122 | 3,483 |
| Total current | 5,498 | 6,453 | 7,688 |
| Deferred tax (benefit) expense: | | | |
| U.S. federal | (882) | 153 | (40) |
| State and local | 3,630 | (409) | (294) |
| Foreign | (161) | (912) | (577) |
| Total deferred | 2,587 | (1,168) | (911) |
| Total provision for income taxes | $ 8,085 | $ 5,285 | $ 6,777 |

Net deferred tax assets were comprised of the following on December 31, 2012 and 2011:

| (in thousands) | 2012 | 2011 |
|---|---|---|
| Deferred tax assets: | | |
| Inventory reserves | $ 1,017 | $ 1,011 |
| Allowance for doubtful accounts | — | 205 |
| Capitalized research costs | 106 | 178 |
| Capitalized inventory costs | 760 | 1,206 |
| Net operating losses | 1,339 | 1,525 |
| Acquired intangible assets | 10 | — |
| Accrued liabilities | 3,785 | 3,243 |
| Income tax credits | 4,321 | 2,335 |
| Stock-based compensation | 3,525 | 3,326 |
| Other | — | 176 |
| Total deferred tax assets | 14,863 | 13,205 |
| Deferred tax liability: | | |
| Depreciation | (5,132) | (4,883) |
| Allowance for doubtful accounts | (41) | — |
| Amortization of intangible assets | (2,858) | (3,190) |
| Acquired intangible assets | — | (30) |
| Other | (1,922) | (1,522) |
| Total deferred tax liabilities | (9,953) | (9,625) |
| Net deferred tax assets before valuation allowance | 4,910 | 3,580 |
| Less: Valuation allowance | (4,059) | (136) |
| Net deferred tax assets | $ 851 | $ 3,444 |

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pre-tax income from operations as a result of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| (in thousands) | 2012 | 2011 | 2010 |
| Tax provision at statutory U.S. rate | $ 8,377 | $ 8,578 | $ 7,650 |
| Increase (decrease) in tax provision resulting from: | | | |
| State and local taxes, net | (246) | (262) | 63 |
| Foreign tax rate differential | (3,488) | (3,528) | (484) |
| Nondeductible items | 388 | 407 | 231 |
| Federal research and development credits | (369) | (503) | (723) |
| Change in deductibility of social insurance | 617 | — | — |
| Settlements | — | — | (110) |
| Valuation allowance | 2,592 | — | — |
| Other | 214 | 593 | 150 |
| Tax provision | $ 8,085 | $ 5,285 | $ 6,777 |

At December 31, 2012, we had state Research and Experimentation ("R&E") income tax credit carry forwards of approximately $5.3 million. The state R&E income tax credits do not have an expiration date.

At December 31, 2012, we had federal, state and foreign net operating losses of approximately $2.9 million, $5.6 million and $0.2 million, respectively. All of the federal and state net operating loss carry forwards were acquired as part of the acquisition of SimpleDevices. The federal and state net operating loss carry forwards begin to expire during 2020 and 2016, respectively. Approximately $0.2 million of the foreign net operating losses will begin to expire in 2020.

Internal Revenue Code Section 382 places certain limitations on the annual amount of net operating loss carry forwards that may be utilized if certain changes to a company's ownership occur. Our acquisition of SimpleDevices was a change in ownership pursuant to Section 382 of the Internal Revenue Code, and the federal and state net operating loss carry forwards of SimpleDevices are limited but considered realizable in future periods. The annual federal limitation is approximately $0.6 million for 2012 and thereafter. California has reinstated the utilization of net operating losses for 2012 and 2013.

At December 31, 2012, we assessed the realizability of our deferred tax assets by considering whether it is "more likely than not" some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We considered taxable income in carry-back years, the scheduled reversal of deferred tax liabilities, tax planning strategies and projected future taxable income in making this assessment. As a result of recent tax law changes in the state of California, we determined that it was "more likely than not" that our deferred tax assets relating to California Research and Experimentation ("R&E") income tax credits would not be realized. Accordingly, a valuation allowance of $3.9 million ($2.6 million net of federal benefit) was recorded as of December 31, 2012 relating to the California R&E deferred tax assets. When recognized, the tax benefits to any reversal of this valuation allowance will be recorded as a reduction of income tax expense. Additionally, we recorded $0.1 million and $0.1 million of various federal, state, and foreign valuation allowances at December 31, 2012 and 2011, respectively.

During 2012, China's State Administration of Taxation ("SAT") issued Circular 15 which required us to reevaluate our foreign deferred tax assets relating to our Chinese subsidiaries. These subsidiaries have recorded a deferred tax asset for social insurance and housing funds with the intent of being able to deduct these expenses once such liabilities have been settled. Circular 15 stipulates that payments into the aforementioned funds must be made within five years of recording the initial accrual or the tax deduction for these expenses will be forfeited. At December 31, 2012, we evaluated fund payments made prior to the preceding five years and determined that $0.6 million of our foreign deferred tax assets would not provide a future tax benefit due to the change in Chinese law. In adhering to the new law, we recorded an increase to income tax expense of $0.6 million in 2012 relating to a decrease in the deferred tax assets of our Chinese subsidiaries.

During the year ended December 31, 2012, we recognized a reduction to paid-in capital and an increase to income taxes payable of $0.1 million related to the tax benefit from the exercises of non-qualified stock options and vesting of restricted stock under our stock-based incentive plans. During the years ended December 31, 2011 and 2010 we recognized an increase to paid-in capital and a reduction to income taxes payable of $0.3 million and $0.2 million, respectively, related to the tax benefit from the exercises of non-qualified stock options and vesting of restricted stock under our stock-based incentive plans.

During 2010, we settled an audit in France by the French Tax Authorities for fiscal years 2005 and 2006 which resulted in the reversal of $0.1 million of previously recorded uncertain tax positions being credited into income.

The undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes has been provided on such undistributed earnings. Determination of the potential amount of unrecognized deferred U.S. income tax liability and foreign withholding taxes is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce some portion of the U.S. liability.

*Uncertain Tax Positions*

At December 31, 2012 and 2011, we had unrecognized tax benefits of approximately $5.1 million and $5.6 million, including interest and penalties, respectively. In accordance with accounting guidance, we have elected to classify interest and penalties as components of tax expense. Interest and penalties were $0.1 million, $0.2 million, and $0.2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Interest and penalties are included in the unrecognized tax benefits.

Our gross unrecognized tax benefits at December 31, 2012, 2011 and 2010, and the changes during those years then ended, are the following:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Beginning balance | $ 5,387 | $ 5,411 | $ 2,580 |
| Additions as a result of tax provisions taken during the current year | 261 | 138 | 159 |
| Subtractions as a result of tax provisions taken during the prior year | (346) | (67) | (123) |
| Foreign currency translation | — | 133 | 174 |
| Lapse in statute of limitations | (296) | (224) | (317) |
| Settlements | — | (15) | (99) |
| Acquisition | — | 11 | 3,037 |
| Ending balance | $ 5,006 | $ 5,387 | $ 5,411 |

Approximately $4.7 million and $5.0 million of the total amount of gross unrecognized tax benefits at December 31, 2012 and 2011, respectively, would affect the annual effective tax rate, if recognized. Current year additions to the unrecognized tax benefit relate to liabilities recorded on the books of the Enson entities. The total liability recorded related to Enson is $3.2 million. Furthermore, we are unaware of any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase within the next twelve months. We anticipate a decrease in gross unrecognized tax benefits of approximately $0.1 million within the next twelve months based on federal, state, and foreign statute expirations in various jurisdictions.

We file income tax returns in the U.S. federal jurisdictions and in various state and foreign jurisdictions. At December 31, 2012 the open statutes of limitations for our significant tax jurisdictions are the following: federal and state are 2006 through 2012 and non-U.S. are 2002 through 2010. At December 31, 2012, of our gross unrecognized tax benefits of $5.1 million, which included $0.1 million of interest, $3.2 million are classified as current and $1.9 million are classified as long term.

## NOTE 10 — ACCRUED COMPENSATION

The components of accrued compensation on December 31, 2012 and 2011 are listed below:

| (in thousands) | 2012 | 2011 |
|---|---|---|
| Accrued social insurance[1] | $ 19,842 | $ 20,027 |
| Accrued salary/wages | 4,862 | 4,084 |
| Accrued vacation/holiday | 2,048 | 1,943 |
| Accrued bonus[2] | 4,181 | 1,140 |
| Accrued commission | 478 | 461 |
| Accrued medical insurance claims | 643 | 300 |
| Other accrued compensation | 1,344 | 1,249 |
| Total accrued compensation | $ 33,398 | $ 29,204 |

(1) Effective January 1, 2008, the Chinese Labor Contract Law was enacted in the PRC. This law mandated that PRC employers remit the applicable social insurance payments to their local government. Social insurance is comprised of various components such as pension, medical insurance, job injury insurance, unemployment insurance, and a housing assistance fund, and is administered in a manner similar to social security in the United States. This amount represents our estimate of the amounts due to the PRC government for social insurance on December 31, 2012 and 2011.

(2) Accrued bonus includes an accrual for an extra month of salary ("13th month salary") to be paid to employees in certain geographies where it is the customary business practice. This 13th month salary is paid to these employees if they remain employed with us through December 31st. The total accrued for the 13th month salary was $0.5 million and $0.4 million at December 31, 2012 and 2011, respectively.

## NOTE 11 — OTHER ACCRUED EXPENSES

The components of other accrued expenses on December 31, 2012 and 2011 are listed below:

| (In thousands) | | 2012 | 2011 |
|---|---|---|---|
| Advertising and marketing | $ | 501 | 415 |
| Amount due to CG International Holdings Limited [1] | | — | 5,138 |
| Duties | | 584 | 667 |
| Freight | | 1,666 | 2,220 |
| Professional fees | | 1,234 | 992 |
| Sales taxes and VAT | | 1,979 | 710 |
| Tooling [2] | | 221 | 459 |
| Third-party commissions | | 337 | 401 |
| Utilities | | 316 | 327 |
| Other | | 3,806 | 2,638 |
| Total other accrued expenses | $ | 10,644 | 13,967 |

(1) The amount due to CG International Holdings Limited was related to the $5.0 million hold-back that was originally recorded as of the Enson acquisition date. See Note 21 for further information regarding our acquisition of Enson.

(2) The tooling accrual balance relates to unearned revenue for tooling that will be sold to customers.

## NOTE 12 — LEASES

We lease land, office and warehouse space, and certain office equipment under operating leases that expire at various dates through November 30, 2060.

Rent expense for our operating leases was $3.7 million, $3.2 million and $2.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes future minimum non-cancelable operating lease payments at December 31, 2012:

| (in thousands) | | Amount |
|---|---|---|
| Year ending December 31: | | |
| 2013 | $ | 2,157 |
| 2014 | | 2,120 |
| 2015 | | 1,772 |
| 2016 | | 1,589 |
| 2017 | | 1,269 |
| Thereafter | | 4,303 |
| Total operating lease commitments | $ | 13,210 |

### *Non-level Rents and Lease Incentives*

Some of our leases are subject to rent escalations. For these leases, we recognize rent expense for the total contractual obligation utilizing the straight-line method over the lease term, ranging from 60 months to 125 months. The related short term liability is recorded in other accrued expenses (see Note 11) and the related long term liability is recorded in other long term liabilities. The total liability related to rent escalations was $0.5 million and $30 thousand at December 31, 2012 and 2011, respectively.

The lease agreement for our corporate headquarters contains an allowance for moving expenses and tenant improvements of $1.5 million, which was partially paid to us upon completion of the move and renovation in December 2012. The remaining $0.2 million due to us is included in accounts receivable, net at December 31, 2012. These moving and tenant improvement allowances are recorded within other accrued expenses and other long term liabilities, depending on the short term or long term nature, and are being amortized as a reduction of rent expense over the 125-month term of the lease, which began on May 15, 2012.

*Rental Costs During Construction*

Rental costs associated with building and ground operating leases incurred during a construction period are expensed.

*Prepaid Leases*

Private ownership of land in the PRC is not allowed. All land in the PRC is owned by the government and cannot be sold to any individual or entity. Land use rights are allocated for free, granted or transferred for consideration by the PRC State Land Administration Bureau or its authorized branches. Our subsidiary Enson operates two factories within the PRC on which the land is leased from the government as of December 31, 2012. These land leases were prepaid to the PRC government at the time Enson occupied the land. We have obtained land-use right certificates for the land pertaining to these factories. In addition, Enson has obtained government approval to develop a parcel of land, for which we are in the process of obtaining a land-use right certificate. We have also prepaid the lease for this parcel of land.

The first factory is located in the city of Guangzhou in the Guangdong province. The remaining net book value of this prepaid lease was $1.5 million on December 31, 2012, and will be amortized on a straight-line basis over approximately 23 years. The buildings located on this land have a net book value of $14.4 million on December 31, 2012 and are being amortized over an estimated remaining life of approximately 19 years.

The second factory is located in the city of Yangzhou in the Jiangsu province. The remaining net book value of this prepaid lease was $3.0 million on December 31, 2012, and will be amortized on a straight-line basis over the remaining term of approximately 46 years. The buildings located on this land have a net book value of $18.8 million on December 31, 2012 and are being amortized over an estimated remaining life of 25 years. In addition, the facility under construction located on this land has a net book value of $5.6 million on December 31, 2012 and will be amortized over an estimated remaining life of 25 years upon completion. We estimate the majority of this construction-in-process will be placed into service during 2014.

## NOTE 13 — COMMITMENTS AND CONTINGENCIES

*Indemnifications*

We indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware and we have entered into Indemnification Agreements with each of our directors and executive officers. In addition, we insure our individual directors and officers against certain claims and attorney's fees and related expenses incurred in connection with the defense of such claims. The amounts and types of coverage may vary from period to period as dictated by market conditions. Management is not aware of any matters that require indemnification of its officers or directors.

*Fair Price Provisions and Other Anti-Takeover Measures*

Our Restated Certificate of Incorporation, as amended, contains certain provisions restricting business combinations with interested stockholders under certain circumstances and imposing higher voting requirements for the approval of certain transactions ("fair price") provisions . Any of these provisions may delay or prevent a change in control.

The "fair price" provisions require that holders of at least two-thirds of our outstanding shares of voting stock approve certain business combinations and significant transactions with interested stockholders.

*Product Warranties*

Changes in the liability for product warranty claim costs are presented below:

| (in thousands) Description | | Balance at Beginning of Period | | Accruals for Warranties Issued During the Period | | Settlements (in Cash or in Kind) During the Period | | Balance at End of Period |
|---|---|---|---|---|---|---|---|---|
| Year ended December 31, 2012 | $ | 6 | $ | 398 | $ | — | $ | 404 |
| Year ended December 31, 2011 | $ | 71 | $ | (27) | $ | (38) | $ | 6 |
| Year ended December 31, 2010 | $ | 82 | $ | 4 | $ | (15) | $ | 71 |

*Litigation*

On July 15, 2011, we filed a lawsuit against Logitech, Inc., Logitech International S.A. and Logitech Europe S.A. in the United States District Court, Central District of California (Universal Electronics Inc. v. Logitech, Inc., Logitech International S.A. and Logitech Europe S.A., SACV 11-1056-JVS(ANx)) alleging that the Logitech companies were infringing seventeen of our patents related to remote control technology. We alleged that this complaint related to multiple Logitech remote control products and were seeking monetary relief for the infringement, including enhanced damages due to the willfulness of the Logitech companies' actions, injunctive relief to enjoin the Logitech companies from further infringing, including contributory infringement and/or inducing infringement, and attorney's fees. In its answer, filed on November 3, 2011, the Logitech companies generally denied all of our allegations of infringement and counterclaimed that we were infringing five of their patents. On November 24, 2011, we answered the Logitech companies' counterclaims, generally denying all of their allegations of infringement. On September 26, 2012, the Logitech companies and the Company entered into a long-term, confidential Settlement and License Agreement with an effective date of July 1, 2012 (the "Agreement"). During the term of the Agreement, the Logitech companies and the Company dismissed all lawsuits and, among other things, the Logitech companies will pay royalties to the Company to license the technologies covered by our patents in this suit. Additionally, the Logitech companies agreed to pay the Company $2.0 million for past royalties for the period covering July 1, 2010 through June 30, 2012. Due to the historical and ongoing relationship with the Logitech companies, this amount is included in net sales for the year ended December 31, 2012.

On March 2, 2012, we filed a lawsuit against Universal Remote Control, Inc. ("URC") in the United States District Court, Central District of California (Universal Electronics Inc. v. Universal Remote Control, Inc., SACV12-0039 AG (JPRx)) alleging that URC is infringing, directly and indirectly, four of our patents related to remote control technology. We have alleged that this complaint relates to multiple URC remote control products, including the URC model numbers UR5U-9000L, WR7 and other remote controls with different model names or numbers, but with substantially the same designs, features, and functionalities. We are seeking monetary relief for the infringement, including enhanced damages due to the willfulness of URC's actions, injunctive relief to enjoin URC from further infringing, including contributory infringement and/or inducing infringement, and attorney's fees. URC has denied infringing our patents. On January 29, 2013, the Court held its "Markman" hearing and on February 1, 2013, the Court issued its ruling that four of the 24 claims we have asserted against URC were invalid, effectively removing one of the four patents alleged by us to be infringed by URC from this litigation. We are presently determining whether or not to appeal this decision, but in our estimation this ruling does not materially affect our position in this litigation. In all other respects, this litigation is continuing as scheduled with discovery continuing.

There are no other material pending legal proceedings to which we or any of our subsidiaries is a party or of which our respective property is the subject. However, as is typical in our industry and to the nature and kind of business in which we are engaged, from time to time, various claims, charges and litigation are asserted or commenced by third parties against us or by us against third parties arising from or related to product liability, infringement of patent or other intellectual property rights, breach of warranty, contractual relations, or employee relations. The amounts claimed may be substantial but may not bear any reasonable relationship to the merits of the claims or the extent of any real risk of court awards assessed against us or in our favor. However, no assurances can be made as to the outcome of any of these matters, nor can we estimate the range of potential losses to us. In our opinion, final judgments, if any, which might be rendered against us in potential or pending litigation would not have a material adverse effect on our financial condition, results of operations, or cash flows. Moreover, we believe that our products do not infringe any third parties' patents or other intellectual property rights.

We maintain directors' and officers' liability insurance which insures our individual directors and officers against certain claims, as well as attorney's fees and related expenses incurred in connection with the defense of such claims.

### *Long-Term Incentive Programs*

During the first quarter of 2009 our Compensation Committee awarded a discretionary cash bonus of $1.0 million to certain senior executive officers, to be paid out quarterly during 2009 and 2010. The Compensation Committee made this decision after reviewing the economic environment and our relative financial and operating performance. Each participant's earned award vested in eight equal quarterly installments beginning March 31, 2009 and ending December 31, 2010. Approximately $0.5 million was paid and expensed during the year ended December 31, 2010.

During the third quarter of 2012, our Compensation Committee awarded a discretionary cash bonus of $1.1 million to certain employees to be paid out annually in 2013, 2014, and 2015. Each participant's award vests in three equal annual installments beginning August 2, 2012 and ending August 2, 2015. Approximately $0.2 million was expensed during the year ended December 31, 2012.

### *Non-Qualified Deferred Compensation Plan*

We have adopted a non-qualified deferred compensation plan for the benefit of a select group of highly compensated employees. For each plan year a participant may elect to defer compensation in fixed dollar amounts or percentages subject to the minimums and maximums established under the plan. An election to defer compensation is irrevocable for the entire plan year. A participant is always fully vested in their elective deferrals and may direct these funds into various investment options available under the plan. These investment options are utilized for measurement purposes only, and may not represent the actual investment made by us. In this respect, the participant is an unsecured creditor of ours. At December 31, 2012, the amounts deferred under the plan were immaterial to our financial statements.

### *Defined Benefit Plan*

Our subsidiary in India maintains a defined benefit pension plan ("India Plan") for local employees, which is consistent with local statutes and practices. The pension plan was adequately funded on December 31, 2012 based on its latest actuarial report. The India Plan has an independent external manager that advises us of the appropriate funding contribution requirements to which we comply. At December 31, 2012, approximately 40 percent of our India subsidiary employees had qualified for eligibility. An individual must be employed by our India subsidiary for a minimum of 5 years before becoming eligible. Upon the termination, resignation or retirement of an eligible employee, we are liable to pay the employee an amount equal to 15 days salary for each full year of service completed. The total amount of liability outstanding at December 31, 2012 and 2011 for the India Plan is not material. During the years ended December 31, 2012, 2011, and 2010, the net periodic benefit costs were also not material.

## NOTE 14 — TREASURY STOCK

We repurchased shares of our common stock during the years ended December 31, 2012, 2011, and 2010 as follows:

| (In thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Shares repurchased | 201 | 457 | 506 |
| Cost of shares repurchased | $ 3,451 | $ 9,785 | $ 10,145 |

Repurchased shares are recorded as shares held in treasury at cost. We hold these shares for future use as management and the Board of Directors deem appropriate, which has included compensating our outside directors. During the years ended December 31, 2012, 2011, and 2010, we issued 37,500, 30,000, and 29,583 shares from treasury, respectively, to outside directors for services performed (see Note 16). The shares are issued from treasury stock using a first-in-first-out cost basis, which amounted to $0.5 million, $0.4 million, and $0.4 million in 2012, 2011 and 2010, respectively. Repurchases may be made whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board.

From time to time, our Board of Directors authorizes management to repurchase shares of our issued and outstanding common stock. Repurchases may be made to manage dilution created by shares issued under our stock incentive plans or whenever we deem a repurchase is a good use of our cash and the price to be paid is at or below a threshold approved by our Board. As of December 31, 2012, we had 869,063 shares available for repurchase under the Board's authorizations.

## NOTE 15 — BUSINESS SEGMENT AND FOREIGN OPERATIONS

*Reportable Segment*

An operating segment, in part, is a component of an enterprise whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Operating segments may be aggregated only to a limited extent. Our chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues for purposes of making operating decisions and assessing financial performance. Accordingly, we only have a single operating and reportable segment.

*Foreign Operations*

Our net sales to external customers by geographic area for the years ended December 31, 2012, 2011, and 2010 were the following:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net sales: | | | |
| United States | $ 165,209 | $ 137,799 | $ 119,284 |
| People's Republic of China | 76,873 | 106,597 | 34,136 |
| Europe | 61,617 | 56,448 | 76,907 |
| Asia (excluding PRC) | 108,979 | 121,089 | 67,711 |
| Latin America | 28,677 | 17,585 | 10,569 |
| Other | 21,735 | 29,112 | 23,173 |
| Total net sales | $ 463,090 | $ 468,630 | $ 331,780 |

Specific identification of the customer billing location was the basis used for attributing revenues from external customers to geographic areas.

Long-lived asset information on December 31, 2012 and 2011 were the following:

| | 2012 | 2011 |
|---|---|---|
| Long-lived tangible assets: | | |
| United States | $ 5,541 | $ 3,530 |
| People's Republic of China | 73,804 | 78,466 |
| All other countries | 3,722 | 3,803 |
| Total | $ 83,067 | $ 85,799 |

## NOTE 16 — STOCK-BASED COMPENSATION

Stock-based compensation expense for each employee and director is presented in the same income statement caption as their cash compensation. Stock-based compensation expense by income statement caption and the related income tax benefit for the years ended December 31, 2012, 2011, and 2010 are the following:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Cost of sales | $ — | $ 15 | $ 55 |
| Research and development | 223 | 267 | 452 |
| Selling, general and administrative: | | | |
| Employees | 3,733 | 3,499 | 3,571 |
| Outside directors | 619 | 730 | 888 |
| Total stock-based compensation expense | $ 4,575 | $ 4,511 | $ 4,966 |
| Income tax benefit | $ 1,488 | $ 1,505 | $ 1,714 |

*Stock Options*

During the year ended December 31, 2012, the Compensation Committee and Board of Directors awarded stock options to our employees as follows:

| (in thousands, except share amounts)<br>Stock Option Grant Date | Number of Shares Underlying Options | Grant Date Fair Value | Vesting Period |
|---|---|---|---|
| February 8, 2012 | 148,200 | $ 1,430 | 3 -Year Vesting Period (8.33% each quarter) |
| August 6, 2012 | 5,000 | 36 | 4 -Year Vesting Period (25% each year) |
| | 153,200 | $ 1,466 | |

During the year ended December 31, 2012, we recognized $0.4 million of pre-tax stock-based compensation expense related to our 2012 stock option grants.

The assumptions we utilized in the Black-Scholes option pricing model and the resulting weighted average fair value of stock option grants were the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Weighted average fair value of grants [1] | $ 9.57 | $ 13.74 | $ 10.83 |
| Risk-free interest rate | 0.86 % | 2.29 % | 2.27 % |
| Expected volatility | 55.22 % | 52.25 % | 50.07 % |
| Expected life in years | 5.15 | 5.03 | 4.95 |

(1) The weighted average fair value of grants was calculated utilizing the stock options granted during each respective period.

We recognize compensation expense related to stock option awards net of estimated forfeitures over the service period of the award, which is the option vesting term of three to four years. The estimated forfeiture rates are based upon historical forfeitures. We estimated the annual forfeiture rates at December 31, 2012, 2011, and 2010, to be as follows:

| | December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Executives and outside directors | 2.43 % | 2.45 % | 2.53 % |
| Non-executives | 6.85 % | 6.86 % | 6.59 % |

Stock option activity during the years ended December 31, 2012, 2011, and 2010 was as follows:

| | 2012 | | | | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Options (in 000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Terms (in years) | Aggregate Intrinsic Value (in 000's) | Number of Options (in 000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Terms (in years) | Aggregate Intrinsic Value (in 000's) | Number of Options (in 000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Terms (in years) | Aggregate Intrinsic Value (in 000's) |
| Outstanding at beginning of the year | 1,502 | $ 19.53 | | | 1,525 | $ 18.78 | | | 1,693 | $ 18.37 | | |
| Granted | 153 | 19.92 | | | 108 | 28.97 | | | 120 | 23.80 | | |
| Exercised | (189) | 11.62 | | $ 1,155 | (102) | 16.51 | | $ 820 | (121) | 16.20 | | $ 1,238 |
| Forfeited/ canceled/expired | (54) | 21.48 | | | (29) | 25.53 | | | (167) | 20.16 | | |
| Outstanding at end of the year [1] | 1,412 | $ 20.56 | 4.91 | $ 2,452 | 1,502 | $ 19.53 | 4.81 | $ 1,972 | 1,525 | $ 18.78 | 5.37 | $ 14,669 |
| Vested and expected to vest at the end of the year [1] | 1,409 | $ 20.56 | 4.90 | $ 2,446 | 1,494 | $ 19.51 | 4.78 | $ 1,971 | 1,503 | $ 18.72 | 5.32 | $ 14,547 |
| Exercisable at the end of the year [1] | 1,181 | $ 20.24 | 4.25 | $ 2,347 | 1,229 | $ 18.71 | 4.05 | $ 1,889 | 1,140 | $ 17.89 | 4.46 | $ 11,983 |

(1) The aggregate intrinsic value represents the total pre-tax value (the difference between our closing stock price on the last trading day of 2012, 2011, and 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had they all exercised their options on December 31, 2012, 2011, and 2010. This amount will change based on the fair market value of our stock.

During 2012, 2011, and 2010, there were no modifications made to outstanding stock options.

Cash received from option exercises for the years ended December 31, 2012, 2011, and 2010 was $2.2 million, $1.7 million, and $2.0 million, respectively. The actual tax benefit realized from option exercises was $0.2 million, $0.3 million and $0.4 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Significant option groups outstanding at December 31, 2012 and the related weighted average exercise price and life information are listed below:

| Range of Exercise Prices | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| | Number Outstanding (in 000's) | Weighted-Average Remaining Years of Contractual Life | Weighted-Average Exercise Price | | Number Exercisable (in 000's) | Weighted-Average Exercise Price | |
| $12.58 to $13.27 | 195 | 1.79 | $ | 12.62 | 190 | $ | 12.61 |
| 14.85 to 16.64 | 220 | 5.75 | | 16.24 | 203 | | 16.28 |
| 17.38 to 17.62 | 230 | 2.04 | | 17.59 | 230 | | 17.59 |
| 18.03 to 21.95 | 294 | 7.22 | | 20.36 | 173 | | 20.66 |
| 23.66 to 29.25 | 466 | 5.79 | | 27.32 | 378 | | 27.35 |
| 32.40 to 35.35 | 7 | 4.94 | | 34.51 | 7 | | 34.51 |
| $12.58 to $35.35 | 1,412 | 4.91 | $ | 20.56 | 1,181 | $ | 20.24 |

As of December 31, 2012, we expect to recognize $2.0 million of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options over a remaining weighted-average life of 1.7 years.

On February 13, 2013, the Compensation Committee granted certain executive employees 168,400 stock options in connection with the 2012 annual review cycle. The options were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives and are subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.5 million.

### *Restricted Stock*

During the year ended December 31, 2012, the Compensation Committee and Board of Directors awarded shares of restricted stock to our employees under various stock incentive plans. In addition, 5,000 shares of restricted stock awards are awarded to each of our outside directors as part of their annual compensation package on July 1st of each year. The restricted stock awards granted during 2012 consisted of the following:

(in thousands, except share amounts)

| Restricted Stock Grant Date | Number of Shares Granted | Grant Date Fair Value | | Grantee | Vesting Period |
|---|---|---|---|---|---|
| February 8, 2012 | 71,300 | $ | 1,432 | Named Executives | 3 -Year Vesting Period (8.33% each quarter) |
| July 1, 2012 | 30,000 | | 382 | Outside Directors | 1 -Year Vesting Period (25% each quarter) |
| August 2, 2012 | 100,000 | | 1,099 | Employees | 3 -Year Vesting Period (33.33% each year) |
| September 4, 2012 | 325 | | 4 | Employee | 3 -Year Vesting Period (33.33% each year) |
| September 10, 2012 | 3,265 | | 40 | Employee | 3 -Year Vesting Period (33.33% each year) |
| | 204,890 | $ | 2,957 | | |

During the year ended December 31, 2012, we recognized $0.8 million of pre-tax stock-based compensation expense related to our 2012 restricted stock grants.

Non-vested restricted stock award activity during the years ended December 31, 2012, 2011, and 2010 were the following:

| | Shares Granted (in 000's) | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Non-vested at December 31, 2009 | 280 | $ 16.54 |
| Granted | 76 | 21.58 |
| Vested | (160) | 18.00 |
| Forfeited | (1) | 16.61 |
| Non-vested at December 31, 2010 | 195 | 17.30 |
| Granted | 176 | 25.76 |
| Vested | (162) | 17.53 |
| Forfeited | (4) | 16.24 |
| Non-vested at December 31, 2011 | 205 | 24.43 |
| Granted | 205 | 15.22 |
| Vested | (133) | 21.91 |
| Forfeited | (7) | 23.11 |
| Non-vested at December 31, 2012 | 270 | $ 18.72 |

As of December 31, 2012, we expect to recognize $4.2 million of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock awards over a weighted-average life of 1.8 years.

On February 13, 2013, the Compensation Committee granted certain executive employees 79,500 restricted stock awards in connection with the 2012 annual review cycle. The awards were granted as part of long-term incentive compensation to assist us in meeting our performance and retention objectives and are subject to a three-year vesting period (8.33% each quarter). The total grant date fair value of these awards was $1.5 million.

*Stock Incentive Plans*

Our active stock-based incentive plans include those adopted in 1996, 1998, 1999, 2002, 2003, 2006, and 2010 ("Stock Incentive Plans"). Under the Stock Incentive Plans, we may grant stock options, stock appreciation rights, restricted stock units, performance stock units, or any combination thereof for a period of ten years from the approval date of each respective plan, unless the plan is terminated by resolution of our Board of Directors. No stock appreciation rights or performance stock units have been awarded under our Stock Incentive Plans. Only directors and employees meeting certain employment qualifications are eligible to receive stock-based awards.

The grant price of stock option and restricted stock awards granted under our Stock Incentive Plans is the average of the high and low trades of our stock on the grant date. We prohibit the re-pricing or backdating of stock options. Our stock options become exercisable ratably, on an annual or quarterly basis, over three or four years. Stock options have a maximum ten-year term. Restricted stock awards vest in various proportions over a three or four year time period.

Detailed information regarding our active Stock Incentive Plans is as follows:

| Name | Approval Date | Initial Shares Available for Grant Under the Plan | Remaining Shares Available for Grant Under the Plan | Outstanding Shares Granted Under the Plan |
|---|---|---|---|---|
| 1996 Stock Incentive Plan | 12/1/1996 | 800,000 | — | 20,834 |
| 1998 Stock Incentive Plan | 5/27/1998 | 630,000 | — | 48,531 |
| 1999 Stock Incentive Plan | 1/27/1999 | 630,000 | — | 6,510 |
| 1999A Stock Incentive Plan | 10/7/1999 | 1,000,000 | — | 77,997 |
| 2002 Stock Incentive Plan | 2/5/2002 | 1,000,000 | — | 70,583 |
| 2003 Stock Incentive Plan | 6/18/2003 | 1,000,000 | 10,750 | 531,582 |
| 2006 Stock Incentive Plan | 6/13/2006 | 1,000,000 | 22,660 | 515,247 |
| 2010 Stock Incentive Plan | 6/15/2010 | 1,000,000 | 544,795 | 396,192 |
| | | | 578,205 | 1,667,476 |

## NOTE 17 — OTHER INCOME (EXPENSE), NET

Other income (expense), net consisted of the following:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Net gain (loss) on foreign currency exchange contracts[1] | $ 35 | $ (271) | $ (329) |
| Net gain (loss) on foreign currency exchange transactions | (1,721) | (1,141) | 568 |
| Other income | 273 | 337 | 284 |
| Other income (expense), net | $ (1,413) | $ (1,075) | $ 523 |

(1) This represents the gains and (losses) incurred on foreign currency hedging derivatives (see Note 19 for further details).

## NOTE 18 — EARNINGS PER SHARE

Earnings per share for the years ended December 31, 2012, 2011, and 2010 was calculated as follows:

| (in thousands, except per-share amounts) | 2012 | 2011 | 2010 |
|---|---|---|---|
| **BASIC** | | | |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 |
| Weighted-average common shares outstanding | 14,952 | 14,912 | 13,764 |
| Basic earnings per share | $ 1.11 | $ 1.34 | $ 1.10 |
| **DILUTED** | | | |
| Net income | $ 16,553 | $ 19,946 | $ 15,081 |
| Weighted-average common shares outstanding for basic | 14,952 | 14,912 | 13,764 |
| Dilutive effect of stock options and restricted stock | 158 | 301 | 342 |
| Weighted-average common shares outstanding on a diluted basis | 15,110 | 15,213 | 14,106 |
| Diluted earnings per share | $ 1.10 | $ 1.31 | $ 1.07 |

The number of stock options and shares of restricted stock excluded from the computation of diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010 were as follows:

| (in thousands) | 2012 | 2011 | 2010 |
|---|---|---|---|
| Stock options | 1,038 | 593 | 518 |
| Restricted stock shares | 166 | 120 | 160 |

## NOTE 19 — DERIVATIVES

### *Derivatives Measured at Fair Value on a Recurring Basis*

We are exposed to market risks from foreign currency exchange rates, which may adversely affect our operating results and financial position. Our foreign currency exposures are primarily concentrated in the Argentinian Peso, Brazilian Real, British Pound, Chinese Yuan Renminbi, Euro, Hong Kong dollar, Indian Rupee, and Singapore dollar. We periodically enter into foreign currency exchange contracts with terms normally lasting less than nine months to protect against the adverse effects that exchange-rate fluctuations may have on our foreign currency-denominated receivables, payables, cash flows and reported income. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes. We do not use leveraged derivative financial instruments and these derivatives have not qualified for hedge accounting.

The gains and losses on the derivatives are recorded in other income (expense , net. Derivatives are recorded on the balance sheet at fair value. The estimated fair values of our derivative financial instruments represent the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

We have determined that the fair value of our derivatives are derived from level 2 inputs in the fair value hierarchy. The following table sets forth our financial assets and liabilities that were accounted for at fair value on a recurring basis on December 31, 2012 and 2011:

| (In thousands | December 31, 2012 | | | | December 31, 2011 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fair Value Measurement Using | | | Total | Fair Value Measurement Using | | | Total |
| Description | (Level 1) | (Level 2) | (Level 3) | Balance | (Level 1) | (Level 2) | (Level 3) | Balance |
| Foreign currency exchange futures contracts | $ — | $ (13) | $ — | $ (13) | $ — | $ (21) | $ — | $ (21) |

We held foreign currency exchange contracts which resulted in a net pre-tax gain of approximately $35 thousand, a net pre-tax loss of approximately $0.3 million, and a net pre-tax loss of $0.3 million for the years ended December 31, 2012, 2011, and 2010, respectively.

### *Futures Contracts*

Details of futures contracts held at December 31, 2012 and 2011 are as follows:

| Date Held | Type | Position Held | Notional Value (in millions) | Forward Rate | Gain/(Loss Recorded at Balance Sheet Date (in thousands)[1] | Settlement Date |
|---|---|---|---|---|---|---|
| December 31, 2012 | USD/Euro | Euro | $ 5.0 | 1.3228 | $ (13) | January 18, 2013 |
| December 31, 2011 | USD/Chinese Yuan Renminbi | USD | $ 10.0 | CNY 6.353 | $ 46 | January 13, 2012 |
| December 31, 2011 | USD/Euro | Euro | $ 6.5 | 1.3091 | $ (67) | January 20, 2012 |

(1) Gains on futures contracts are recorded in prepaid expenses and other current assets. Losses on futures contracts are recorded in other accrued expenses.

## NOTE 20 — EMPLOYEE BENEFIT PLANS

We maintain a retirement and profit sharing plan under Section 401(k of the Internal Revenue Code for all of our domestic employees that meet certain qualifications. Participants in the plan may elect to contribute up to the maximum allowed by law. We match 50% of the participants' contributions up to 15% of their gross salary in the form of newly issued shares of our common stock. We may also make other discretionary contributions to the plan. We recorded $0.6 million, $0.7 million and $0.6 million of expense for company contributions for the years ended December 31, 2012, 2011, and 2010, respectively.

## NOTE 21 — BUSINESS COMBINATION

On November 3, 2010, our subsidiary, UEI Hong Kong Private Limited, entered into a stock purchase agreement with CG International Holdings Limited ("CG" to acquire all of the issued and outstanding shares of Enson for total consideration of $125.9 million. This transaction closed on November 4, 2010. The consideration consisted of $95.1 million in cash and 1,460,000 newly issued shares of UEI common stock. A total of $5.0 million of the purchase price was held back at the closing to provide for any additional payments that may be required by CG in the event Enson's net asset and earnings targets failed to meet certain agreed upon levels (see "Contingent Consideration" below . We included this $5.0 million hold-back in the purchase price allocation, since we believed it was probable that we would owe the full amount to CG. At December 31, 2011, the $5.0 million hold-back was included in other accrued liabilities, and during 2012, we paid the $5.0 million hold-back to CG.

### *Enson Description*

Enson is a leading manufacturer of remote controls. Prior to the acquisition, Enson was also one of our significant suppliers. The Enson corporate office, located in Hong Kong, is 12,000 square feet and employs 62 people. Enson controls two factories located in the PRC.

The southern factory is located in Guangdong Province, PRC within the city of Guangzhou. The Guangzhou factory is 710,203 square feet and employs 732 people, with an additional 4,115 factory workers contracted through a third-party agency agreement.

The northern factory is located in Jiangsu Province, PRC within the city of Yangzhou. The Yangzhou factory is 1,204,697 square feet and employs 367 people, with an additional 2,647 factory workers contracted through a third-party agency agreement.

### *Consideration*

The sources of the consideration were the following:

(In thousands)

| Source Description | | Amount | Percentage of Consideration |
|---|---|---|---|
| Existing cash and cash equivalents | $ | 54,138 | 43.0 % |
| Funds from U.S. Bank Term Loan (see Note 8) | | 35,000 | 27.8 |
| Funds from U.S. Bank Revolving Credit Line (see Note 8) | | 6,000 | 4.8 |
| Newly issued shares of Universal Electronics Inc. common stock | | 30,762 | 24.4 |
| | $ | 125,900 | 100.0 % |

### *Contingent Consideration*

The Enson stock purchase agreement contained net asset and earnings targets that were used to determine the final consideration to be paid to CG. Total consideration was increased by $0.1 million as a result of net assets being higher than the agreed upon target on the closing date of the acquisition. No adjustments were made to the purchase price related to the earnings target, which covered the twelve months ended March 31, 2011.

On May 5, 2011, we received a Dispute Notice from CG, pursuant to the Stock Purchase Agreement, outlining their disagreement with certain tax estimates that were included within Enson's Statement of Net Assets on November 3, 2010. We responded by disagreeing with CG's dispute and have not heard from CG since. However, depending on the ultimate resolution of this dispute, the total purchase consideration may increase by up to $1.5 million.

### *Acquisition Costs*

We recognized $0.7 million of total acquisition costs related to the Enson transaction in selling, general and administrative expenses during the year ended December 31, 2010. The acquisition costs consisted primarily of legal and investment banking services.

### *Purchase Price Allocation*

The purchase price allocation on November 4, 2010, (the Enson acquisition date was the following:

| (in thousands) | Weighted Average Estimated Lives | | Fair Value |
|---|---|---|---|
| Cash and cash equivalents | | $ | 20,866 |
| Inventories | | | 23,469 |
| Accounts receivable | | | 37,625 |
| Prepaid expenses and other current assets | | | 738 |
| Property, plant and equipment | 20 years | | 66,644 |
| Deferred income taxes | | | 2,619 |
| Other assets | | | 3,409 |
| Interest bearing liabilities | | | (4,227) |
| Non-interest bearing liabilities | | | (67,879) |
| Net tangible assets acquired | | | 83,264 |
| Customer relationships | 10 years | | 23,300 |
| Trademark and trade name | 10 years | | 2,000 |
| Goodwill | | | 17,336 |
| Total estimated purchase price | | $ | 125,900 |

Goodwill and the customer relationships and trademark and trade name amortization are not expected to be deductible for tax purposes.

## NOTE 22 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data for the years ended December 31, 2012 and 2011, are presented below:

| (In thousands, except per share amounts) | 2012 | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| Net sales | $ 103,732 | $ 116,704 | $ 124,871 | $ 117,783 |
| Gross profit | 28,327 | 32,970 | 36,438 | 35,702 |
| Operating income | 2,312 | 6,466 | 9,534 | 7,890 |
| Net income | 1,632 | 5,153 | 6,850 | 2,918 |
| Earnings per share [1]: | | | | |
| Basic | $ 0.11 | $ 0.35 | $ 0.46 | $ 0.19 |
| Diluted | $ 0.11 | $ 0.34 | $ 0.45 | $ 0.19 |
| Shares used in computing earnings per share: | | | | |
| Basic | 14,871 | 14,933 | 14,984 | 15,016 |
| Diluted | 15,108 | 15,048 | 15,099 | 15,180 |

| (In thousands, except per share amounts) | 2011 | | | |
|---|---|---|---|---|
| | March 31, | June 30, | September 30, | December 31, |
| Net sales | $ 105,712 | $ 121,746 | $ 123,527 | $ 117,645 |
| Gross profit | 27,579 | 34,944 | 34,178 | 33,360 |
| Operating income | 2,535 | 8,310 | 9,465 | 6,266 |
| Net income | 1,827 | 6,121 | 7,084 | 4,914 |
| Earnings per share [1]: | | | | |
| Basic | $ 0.12 | $ 0.41 | $ 0.48 | $ 0.33 |
| Diluted | $ 0.12 | $ 0.40 | $ 0.47 | $ 0.33 |
| Shares used in computing earnings per share: | | | | |
| Basic | 14,976 | 15,025 | 14,887 | 14,763 |
| Diluted | 15,383 | 15,407 | 15,147 | 14,919 |

[1] The earnings per common share calculations for each of the quarters were based upon the weighted average number of shares and share equivalents outstanding during each period, and the sum of the quarters may not be equal to the full year earnings per share amounts.

# CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# CONTROLS AND PROCEDURES

## DISCLOSURE CONTROLS AND PROCEDURES

Exchange Act Rule 13a-15(d defines "disclosure controls and procedures" to mean controls and procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. The definition further states that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

An evaluation was performed under the supervision and with the participation of our management, including our principal executive and principal financial officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

## MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f . Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive and principal financial officers, we evaluated the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO" in Internal Control Integrated Framework. Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its attestation report which is included herein.

## CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in internal controls or in other factors that may significantly affect our internal controls during 2012.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Universal Electronics Inc.

We have audited Universal Electronics Inc.'s (a Delaware Corporation) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Universal Electronics Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Universal Electronics Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Universal Electronics Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Electronics Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 14, 2013 expressed an unqualified opinion.

Grant Thornton LLP

Irvine, California

March 14, 2013

# PERFORMANCE CHART

The following graph and table compares the cumulative total stockholder return with respect to our common stock versus the cumulative tota return of the Standard & Poor's Small Cap 600 (the "S&P Small Cap 600" and the NASDAQ Composite Index for the five year period ended December 31, 2012. The comparison assumes that $100 is invested on December 31, 2007 in each of our common stock, S&P Small Cap 600 and the NASDAQ Composite Index and that all dividends are reinvested. We have not paid any dividends and, therefore, our cumulative total return calculation is based solely upon stock price appreciation and not upon reinvestment of dividends. The graph and table depicts year-end values based on actual market value increases and decreases relative to the initial investment of $100, based on information provided for eacl calendar year by the NASDAQ Stock Market and the New York Stock Exchange.

The comparisons in the graph and table below are based on historical data and are not intended to forecast the possible future performance c our common stock.

COMPARISION OF STOCKHOLDER RETURNS OF UNIVERSAL ELECTRONICS INC., THE S&P SMALL CAP 600 AND THE NASDAQ COMPOSITED INDEX



$ 200
$ 150
$ 100
$ 50
$ 0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
12/31/2012


| | 12/31/2007 | 12/31/2008 | 12/31/2009 | 12/31/2010 | 12/31/2011 | 12/31/2012 |
|---|---|---|---|---|---|---|
| Universal Electronics Inc. | $ 100 | $ 49 | $ 69 | $ 85 | $ 51 | $ 58 |
| S&P Small Cap 600 | $ 100 | $ 68 | $ 84 | $ 105 | $ 105 | $ 121 |
| NASDAQ Composite Index | $ 100 | $ 59 | $ 86 | $ 100 | $ 98 | $ 114 |

The information presented above is as of December 31, 2007 through 2012. This information should not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act" nor should this information be incorporated by reference into any prior or future filings under the Securities Act of 1933 or the Exchange Act, except to the extent that we specifically incorporate it by reference into a filing.

# CORPORATE INFORMATION

**DIRECTORS**

Paul D. Arling*
Chairman and Chief Executive Officer
Universal Electronics Inc.
Santa Ana, California

Satjiv S. Chahil [2,3]
Innovations Advisor
and Social Entrepreneur
Palo Alto, California

William C. Mulligan [1,3]
Managing Director
Primus Capital Funds
Cleveland, Ohio

J.C. Sparkman [2,3]
Retired Executive
Vice President and
Chief Operating Officer
Telecommunications, Inc. (TCI)
Denver, Colorado

Gregory P. Stapleton [2]
Founder and Owner
Falcon One Enterprises
Camarillo, California

Carl E. Vogel [1]
Partner
SCP Worldwide
New York City, New York

Edward K. Zinser [1]
Chief Financial Officer and
Financial Executive
Los Angeles, California

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Corporate Governance and Nominating Committee
* Executive Officer as defined by the Security Exchange Act of 1934.

**OFFICERS**

Paul D. Arling*
Chairman and Chief Executive Officer

Bryan M. Hackworth*
Senior Vice President and Chief Financial Officer

Paul J.M. Bennett*
Executive Vice President and Managing Director - EMEA

David Chong
Executive Vice President - Asia

Mark S. Kopaskie*
Executive Vice President and General Manager - Americas

Richard A. Firehammer, Jr.*
Senior Vice President, General Counsel and Secretary

Ramzi S. Ammari
Senior Vice President, Global Product Planning

Banley Chan
Senior Vice President, Manufacturing

Louis S. Hughes
Senior Vice President, Subscription Broadcast - Americas

Kenneth Liu
Senior Vice President, Supply Chain Management

Joseph E. Miketo
Senior Vice President, Global Operations

Olav B.M. Pouw
Senior Vice President, Subscription Broadcast - EMEA and India

Norman G. Sheridan
Senior Vice President, Engineering

Graham S. Williams
Senior Vice President, Technology Development

Jeremy K. Black
Vice President and Associate General Counsel

Giselle L. Borgo
Vice President - Latin America

Douglas J. Durrant
Vice President, Global Information Technology

Stephen L. Gutman
Vice President, Cable Sales - Americas

J. Lee Haughawout
Vice President, Program Management

Marcel Hilbrink
Vice President, Strategic Business Development

Raymond Ho
Vice President, CFO - Asia

Timothy B. Holmes
Vice President, Brazil Operations

Emmelyn A. Klaver
Vice President, Strategic Business Development

Michael J. Koch
Vice President, Finance

Menno V. Koopmans
Vice President, Retail Sales - EMEA/International

Hrag G. Ohannessian
Vice President, Subscription Broadcast and OEM - Americas

Kenneth G. Sweeney
Vice President, Product Management - Americas

Bennie Wassink
Vice President, Global Demand Planning and EMEA Operations

Kent Yeung
Vice President, Subscription Broadcast and OEM - Asia

**WORLDWIDE HEADQUARTERS**
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, CA 92707 USA

**EUROPEAN HEADQUARTERS**
Universal Electronics BV
Institutenweg 21
7521 PH, Enschede
The Netherlands

**ASIAN HEADQUARTERS**
UEI Hong Kong Private Ltd.
902-908, 9th Floor
One Harbourfront
18 Tak Fung Street
Hung Hom, Kowloon
Hong Kong, China

# INVESTOR INFORMATION

ANNUAL MEETING OF STOCKHOLDERS
June 13, 2013
4:00 p.m. PT
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, CA 92707

Independent Registered
Public Accounting Firm
Grant Thornton LLP
Irvine, California

Registrar & Transfer Agent
Computershare
Trust Company, N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

CERTIFICATIONS

The Company filed with the Securities and Exchange Commission, as Exhibit 31 to the Company's Annual Report on Form 10-K for the 2012 fiscal year, certifications of its Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosures.

FORM 10-K

Any stockholder who desires a copy of the Company's 2012 Annual Report on Form 10-K filed with the Securities and Exchange Commission may obtain a copy (excluding exhibits) without charge by addressing a request to:

Investor Relations
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, CA 92707

A charge equal to the reproduction cost will be made if the exhibits are requested. Universal Electronics' Internet address is www.uei.com. Universal Electronics makes available through its Internet website its annual report on Form 10-K. Investors may also obtain a copy of our 2012 Annual Report on Form 10-K, including exhibits, from the "Investor" section of our website at www.uei.com, clicking on "SEC Filings."

INTERNET USERS

We invite you to learn more about UEI's business and growth opportunities by visiting the "Investor" section of our website at www.uei.com. This section includes investor presentations, earnings conference calls, press releases, SEC filings, company history, and information about the company's governance and Board of Directors.


UNIVERSAL
ELECTRONICS
PUTTING YOU IN CONTROL OF TECHNOLOGY

WORLDWIDE HEADQUARTERS
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, CA 92707
USA
714-918-9500

EUROPEAN HEADQUARTERS
Universal Electronics BV
Institutenweg 21
7521 PH, Enschede
The Netherlands
31-53-488-8000

ASIAN HEADQUARTERS
UEI Hong Kong Private Ltd.
902-908, 9th Floor
One Harbourfront
18 Tak Fung Street
Hung Hom, Kowloon
Hong Kong, China
852-2634-1333

UEI.com